Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of February 5, 2006

among

SECURIMETRICS, INC.,

VIISAGE TECHNOLOGY, INC.,

VS ABLE ACQUISITION CORP.

and

the SHAREHOLDER AGENT

(as defined herein and

to the extent joined as a party hereto)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

v

GLOSSARY OF DEFINED TERMS

Defined Terms	Defined in Section
AAA Rules	63
Acquiror Indemnified Parties	55
Acquiror Indemnified Party	55
Acquisition Agreement	42
Additional Holdback Amount	13
Affiliate	65
Agreement	1
Allocable Audit Expenses	6
Applicable Holders	50
Arbitrator	63
Balance Sheet	20
beneficial ownership	65
Benefit Plans	24
Business	15
Business Day	65
Business EBITDA	15
Business Trade Secrets	31
California Law	65
Certificates	9
Closing	2
Code	10
Company	1
Company Board	19
Company Board Recommendation	19
Company Capital Stock	66
Company Common Stock	66
Company Disclosure Schedule	17
Company Expenses	46
Company Indemnified Parties	43
Company IP	29
Company Material Contracts	28
Company Option Plan	66
Company Permits	24
Company Preferred Stock	66
Company Securities	19
Company Stock Option	66
Company Warrant	66
Competing Transaction	66
Confidentiality Agreement	40
Contingent Shares	17
D&O Insurance	29
Deferred Cash Consideration	17
Dissenting Shareholder	11

Defined Terms	Defined in Section
Dissenting Shares	11
Earnout Business EBITDA	15
Earnout Certificate	15
Earnout Revenues	15
Earnout Shares	15
Earnout Statement	15
Effective Time	2
Environmental Claims	66
Environmental Laws	66
ERISA	24
Escrow Agreements	66
Estimated 1/31 Balance Sheet	12
Estimated 1/31 Net Tangible Equity	12
Estimated Net Tangible Equity Shortfall	12
Estimated Pre-Closing Net Tangible Equity	11
Exchange Act	67
Exchange Fund	8
Expense Escrow Account	58
Expense Fund Deposit	58
Expense Fund Escrow Agreement	58
Expenses	46
Expiration Time	58
Final 1/31 Balance Sheet	13
Final 1/31 Net Tangible Equity	13
Final Business EBITDA	16
Final Earnout Revenues	16
Final Expense Fund Balance	6
Final Net Tangible Equity Certificate	13
Final Pre-Closing Balance Sheet	13
Final Pre-Closing Net Tangible Equity	13
Financial Statements	20
Fixed Price Per Parent Share	6
Fully-Diluted Share Quantity	6
GAAP	15
Governmental Entity	22
Gross Margin	15
Hazardous Materials	67
Holdback Escrow Account	12
Holdback Escrow Agreement	12
Holdback Escrow Fund	12
Holdback Surplus Amount	13
Incentive Plans	45
Indemnifiable Losses	55
Initial Common Consideration	5
Initial Option Consideration	6
Initial Section 2.13 Arbiter	14

Defined Terms	Defined in Section
Initial Section 2.14 Arbiter	16
Intellectual Property Contract	31
Intellectual Property Rights	31
Iridian	67
Law	22
Letter of Transmittal	9
Lien	67
Litigation Expense	58
Litigation Matters	24
Losses	43
Material Adverse Effect	67
Measurement Period	15
Merge	2
Merger Consideration	7
Merger Filing	2
Merger Sub	1
Net Tangible Equity	11, 12
Option Acceleration and Release Letter	68
Option Exercise Cost	7
Option Share Quantity	7
Parent	1
Parent Board	34
Parent Disclosure Schedule	33
Parent Registration Rights Agreement	53
Parent SEC Filings	35
Parent Stock	1
Permitted Lien	68
Person	68
Post-Merger Employment Letter Agreements	53
Post-Merger Non-Competition Agreements	53
Post-Merger Option Agreements	53
Pre-Closing Balance Sheet	11
Preferred Consideration	3
Real Property Leases	23
Release	68
Requisite Consenting Holders	68
Revenues	15
Section 2.13 Notice of Disagreement	13
Section 2.13 Procedure	14
Section 2.14 Notice of Disagreement	16
Section 2.14 Procedure	16
Securities Act	22
Series A-1 Company Preferred Stock	68
Series B Company Preferred Stock	69
Series C Company Preferred Stock	69
Shareholder Agent	57

Defined Terms	Defined in Section
Shareholder Approval	20
Shareholder Notice	47
Shares	69
Special Meeting	47
Subsidiary	69
Suit	29
Superior Proposal	41
Survival Date	55
Surviving Corporation	2
Tax	69
Tax Returns	69
Termination Date	59
to the knowledge	67
Total Initial Cash Consideration	7
Voting Agreement	1
Warrant Notice Letter	69

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 5, 2006, is among SecuriMetrics, Inc., a California corporation (the “Company”), Viisage Technology, Inc., a Delaware corporation (“Parent”), VS Able Acquisition Corp., a California corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and the Shareholder Agent (as defined herein), to the extent joined as a party hereto in accordance with Section 8.3 hereof. Certain capitalized and non capitalized terms used herein are defined in Section 10.11 hereof.

RECITALS.

WHEREAS, the Boards of Directors of the Company, Parent and Merger Sub each have approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, in furtherance thereof it is proposed that the Merger be accomplished by the merger of the Merger Sub with and into the Company, with the Company being the surviving corporation, in accordance with California Law;

WHEREAS, pursuant to the Merger and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive cash and/or shares of the Parent’s common stock, par value $0.001 per share (“Parent Stock”), as set forth in this Agreement;

WHEREAS, a portion of the cash consideration otherwise payable by Parent in connection with the Merger shall be placed in escrow by Parent, the release of which shall be contingent upon the occurrence of certain events, all as set forth in this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger as set forth in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, (i) Parent, (ii) Merger Sub, (iii) the holders of Company Common Stock (as defined herein) who hold, in the aggregate, such number of shares of Company Common Stock entitling such holders to cast votes in excess of 50% of the total number of votes held by all of the holders of outstanding shares of Company Common Stock, voting as a separate class, and (iv) the holders of shares of Company Preferred Stock (as defined herein) who hold, in the aggregate, such number of shares of Company Preferred Stock entitling such holders to cast votes in excess of 50% of the total number of votes held by all of the holders of outstanding shares of Company Preferred Stock, voting as a separate class, have entered into a Voting Agreement, Appointment of Shareholder Agent and Release (the “Voting Agreement”) pursuant to which such holders have (i) consented to the adoption and approval of this Agreement and the transactions contemplated hereby, and (ii) agreed to vote all shares of capital stock of the Company held by such holders in favor of the approval and adoption of this Agreement and the transactions contemplated hereby in the event of any shareholders meeting relating to the adoption and approval of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER.

SECTION 1.1. The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with California Law, the Merger Sub shall be merged with and into the Company (the “Merger”). Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall cease.

SECTION 1.2. Closing of the Merger. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to the terms and conditions of Article IX, the closing of the Merger (the “Closing”) will take place at a time and on a date to be specified by the parties (the “Closing Date”), which shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Orrick, Herrington & Sutcliffe LLP, 405 Howard Street, San Francisco, California, or at such other time, date or place as agreed to in writing by the parties hereto.

SECTION 1.3. Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing a copy of the Short Form Merger Agreement, substantially in the form attached hereto as Exhibit A, together with the officer’s certificates of the Company and Merger Sub or other appropriate documents (the “Merger Filing”) with the Secretary of State of the State of California in such form as required by, and executed in accordance with, the relevant provisions of California Law on the Closing Date and make all other filings or recordings required by California Law in connection with the Merger. The Merger shall become effective upon such filing or at such time thereafter as is provided in the Merger Filing (the “Effective Time”).

SECTION 1.4. Effects of the Merger. From and after the Effective Time, the Merger shall have the effect set forth under California Law, and without limiting the foregoing, from and after the Merger, the Surviving Corporation shall succeed to all rights and properties of the Company and Merger Sub, and shall be subject to the debts and liabilities of the Company and Merger Sub as if the Surviving Corporation had incurred such debts and liabilities, all as provided under California Law.

SECTION 1.5. Articles of Incorporation and Bylaws. Effective immediately following the Merger, the articles of incorporation of Merger Sub shall be filed with the Merger Filing and shall be the articles of incorporation of the Surviving Corporation, until amended in accordance with applicable Law. Effective immediately following the Merger, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation, until amended in accordance with applicable Law.

SECTION 1.6. Directors. From and after the Effective Time, the board of directors of the Surviving Corporation shall consist of one individual. The initial sole director of the Surviving Corporation shall be Robert V. LaPenta.

SECTION 1.7. Officers. The initial officers of the Surviving Corporation shall be Greg Peterson (President), Richard Agostinelli (Chief Financial Officer) and Bruce Hanson (Senior Vice President, Marketing and Sales), and such Persons shall hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE II

CONVERSION; MERGER CONSIDERATION.

SECTION 2.1. Conversion; Merger Consideration.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, (i) each share of Company Preferred Stock, (ii) each share of Company Common Stock, and (iii) each unexercised Company Stock Option (whether or not vested), shall thereupon be converted into and become the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Sections 2.1(c), 2.1(d), and 2.1(e), respectively.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each share of common stock of Merger Sub shall be converted into such number of shares of common stock of the Surviving Corporation so that, following such conversion, Parent shall be the record and beneficial holder of 1,000 shares of common stock of the Surviving Corporation.

(c) Subject to the provisions of this Article II and Article VIII, each holder of shares of Company Preferred Stock as of the Effective Time shall be entitled to receive, at the applicable time specified in Section 2.4(b), cash, using the cash in the Exchange Fund, equal to the aggregate amount that such holder would be entitled to receive in respect of such shares of Company Preferred Stock upon a liquidation, dissolution or winding up of the Company (or a deemed occurrence thereof) determined in accordance with such articles of incorporation (provided, that the aggregate amount of the cash that the holders of shares of Company Preferred Stock shall be entitled to receive pursuant to this Section 2.1(c) (the “Preferred Consideration”) shall not exceed the Total Initial Cash Consideration).

(d) Subject to the provisions of this Article II and Article VIII, each holder of shares of Company Common Stock as of the Effective Time shall be entitled to receive a portion of the Merger Consideration consisting of the following:

(i) at the applicable time specified in Section 2.4(b), cash, using the cash in the Exchange Fund, in an amount equal to the (x) the excess of (1) the Total Initial Cash Consideration over (2) the Preferred Consideration, divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) the number of shares of Company Common Stock held by such holder as of the Effective Time (but not including any shares of Company Common Stock that may be issuable upon either the conversion of Company Preferred Stock, or the exercise of any Common Stock Options or Company Warrants, held by such holder at the Effective Time of the Merger);

(ii) at the applicable time specified in Section 2.14(c), shares of Parent Stock, using the shares of Parent Stock held in the Exchange Fund, in a quantity (rounded to the nearest whole number) equal to (x) the number of Earnout Shares, divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) the number of shares of Company Common Stock held by such holder as of the Effective Time (but not including any shares of capital stock of the Company that may be issuable upon either the conversion of Company Preferred Stock, or the exercise of any Common Stock Options or Company Warrants, held by such holder at the Effective Time);

(iii) at the applicable time specified in Section 2.15(b), shares of Parent Stock, using the shares of Parent Stock held in the Exchange Fund, in a quantity (rounded to the nearest whole number) equal to (x) the number of Contingent Shares (as adjusted pursuant to Section 2.15), divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) the number of shares of Company Common Stock held by such holder as of the Effective Time (but not including any shares of capital stock of the Company that may be issuable upon either the conversion of Company Preferred Stock, or the exercise of any Common Stock Options or Company Warrants, held by such holder at the Effective Time);

(iv) at the applicable time specified in Section 2.15(b), cash, using the cash in the Exchange Fund, in an amount equal to (x) the amount of the Deferred Cash Consideration (as adjusted pursuant to Section 2.15), divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) the number of shares of Company Common Stock held by such holder as of the Effective Time (but not including any shares of capital stock of the Company that may be issuable upon either the conversion of Company Preferred Stock, or the exercise of any Common Stock Options or Company Warrants, held by such holder at the Effective Time);

(v) at the applicable time specified in Section 2.13, cash, using the cash in the Holdback Escrow Account, in an amount equal to the (x) the amount of the Holdback Surplus Amount (if any), as finally determined pursuant to Section 2.13, divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) the number of shares of Company Common Stock held by such holder as of the Effective Time (but not including any shares of Company Common Stock that may be issuable upon either the conversion of Company Preferred Stock, or the exercise of any Common Stock Options or Company Warrants, held by such holder at the Effective Time of the Merger);

(vi) at the applicable time specified in Schedule 2.14(c), cash, using the cash in the Holdback Escrow Account, in an amount equal to the (x) the amount of the Holdback Escrow Fund (if any), divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) the number of shares of Company Common Stock held by such holder as of the Effective Time (but not including any shares of Company Common Stock that may be issuable upon either the conversion of Company Preferred Stock, or the exercise of any Common Stock Options or Company Warrants, held by such holder at the Effective Time of the Merger); and

(vii) at the applicable time specified in Section 8.4, cash, using the cash in the Expense Escrow Account, in an amount equal to the (x) the amount of the Final Expense Fund Balance (if any), divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) the number of shares of Company Common Stock held by such holder as of the Effective Time (but not including any shares of Company Common Stock that may be issuable upon either the conversion of Company Preferred Stock, or the exercise of any Common Stock Options or Company Warrants, held by such holder at the Effective Time of the Merger).

For purposes of this Agreement, the portion of the Merger Consideration referred to in clause (i) above is referred to as the “Initial Common Consideration.”

(e) Subject to the provisions of this Article II and Article VIII, each holder of Company Stock Options as of the Effective Time shall be entitled to receive a portion of the Merger Consideration consisting of

(i) at the applicable time specified in Section 2.4(b), cash, using the cash in the Exchange Fund, in an amount equal to the excess of (x) the amount equal to (1) the excess of (A) the Total Initial Cash Consideration over (B) the Preferred Consideration, divided by (2) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (3) such holder’s Option Share Quantity, over (y) such holder’s Option Exercise Cost;

(ii) at the applicable time specified in Section 2.14(c), shares of Parent Stock, using the shares of Parent Stock held in the Exchange Fund, in a quantity (rounded to the nearest whole number) equal to (x) the number of Earnout Shares, divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) such holder’s Option Share Quantity;

(iii) at the applicable time specified in Section 2.15(b), shares of Parent Stock, using the shares of Parent Stock held in the Exchange Fund, in a quantity (rounded to the nearest whole number) equal to (x) the number of Contingent Shares (as adjusted pursuant to Section 2.15), divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) such holder’s Option Share Quantity;

(iv) at the applicable time specified in Section 2.15(b), cash, using the cash in the Exchange Fund, in an amount equal to (x) the amount of the Deferred Cash Consideration (as adjusted pursuant to Section 2.15), divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) such holder’s Option Share Quantity;

(v) at the applicable time specified in Section 2.13, cash, using the cash in the Holdback Escrow Account, in an amount equal to the (x) the amount of the Holdback Surplus Amount (if any), as finally determined pursuant to Section 2.13, divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) such holder’s Option Share Quantity;

(vi) at the applicable time specified in Schedule 2.14(c), cash, using the cash in the Holdback Escrow Account, in an amount equal to the (x) the amount of the Holdback Escrow Fund (if any), divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) such holder’s Option Share Quantity; and

(vii) at the applicable time specified in Section 8.4, cash, using the cash in the Expense Escrow Account, in an amount equal to the (x) the amount of the Final Expense Fund Balance (if any), divided by (y) the Fully-Diluted Share Quantity with respect to the Company Common Stock, multiplied by (z) such holder’s Option Share Quantity.

For purposes of this Agreement, the portion of the Merger Consideration referred to in clause (i) above is referred to as the “Initial Option Consideration.”

(f) At the Effective Time, each Company Warrant, to the extent then outstanding and unexercised (whether vested or unvested), shall terminate, whereupon the holder thereof shall not be entitled to receive anything in respect thereof.

(g) Any payments or distributions of Merger Consideration made to holders of Company Common Stock, Company Preferred Stock, Company Stock Options or Company Warrants pursuant to this Agreement shall be subject to applicable information reporting and income and employment tax withholding. The parties hereto agree to treat the payments made to the holders of Shares after the Effective Time pursuant to Sections 2.1(d)(ii), 2.1(d)(iii), 2.1(d)(iv), 2.1(d)(v), 2.1(d)(vi) and 2.1(d)(vii), in accordance with Treasury Regulations Section 1.1275-4(c), treating a portion of each such payment as interest at the time the payment is made to the holder. In making such calculation and in filing the applicable information tax returns with respect to such holders, the shares of Parent Stock shall be valued taking into account any diminution in value due to any transfer or other restrictions with respect to the Parent Stock. Parent and the Shareholder Agent shall discuss in good faith the appropriate discount to arrive at the value of the Parent Stock.

(h) For purposes hereof, the following definitions shall apply:

(i) “Allocable Audit Expenses” shall mean 50% of the fees and expenses of the Company’s independent public accountants with respect to the audit by such accountants of the Financial Statements, as estimated by an officer of the Company in a certificate of such officer delivered to Parent no less than two (2) Business Days prior to the Closing Date.

(ii) “Final Expense Fund Balance” shall mean (i) $2,000,000, minus (ii) amounts withdrawn from the Expense Escrow Fund pursuant to Article VIII.

(iii) “Fixed Price Per Parent Share” means $17.69.

(iv) “Fully-Diluted Share Quantity” shall mean, with respect to any class or series of the Company’s capital stock, immediately prior to the Effective Time, that number of issued and outstanding shares of such class or series of capital stock (and, in the case of the Company Common Stock, assuming, solely for the purpose of this definition, the vesting and exercise in full for cash of all outstanding Company Stock Options).

(v) “Merger Consideration” shall consist of (1) the Total Initial Cash Consideration, (2) the Holdback Surplus Amount, to the extent required to be deposited by the Company into the Exchange Fund pursuant to Section 2.13, (3) the Earnout Shares, to the extent required to be deposited by the Company into the Exchange Fund pursuant to Section 2.14, (4) the Contingent Shares, to the extent required to be deposited by the Company into the Exchange Fund pursuant to Section 2.15, (5) the Deferred Cash Consideration, to the extent required to be deposited by the Company into the Exchange Fund pursuant to Section 2.15, (6) the Final Expense Fund Balance, and (7) the Holdback Escrow Fund, to the extent required to be deposited by the Escrow Agent into the Exchange Fund pursuant to Schedule 2.14(c).

(vi) “Option Exercise Cost” shall mean, with respect to any holder of Company Stock Options, the aggregate cash exercise price payable upon exercise of all Company Stock Options held by such holder as of the Effective Time.

(vii) “Option Share Quantity” shall mean, with respect to any holder of Company Stock Options, the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Company Stock Options held by such holder as of the Effective Time.

(viii) “Total Initial Cash Consideration” shall equal (1) $28,000,000 minus (2) the Estimated Net Tangible Equity Shortfall (if any), minus (3) the Allocable Audit Expenses, minus (4) the Company Expenses. An officer of the Company shall deliver an estimate of the Company Expenses, as of the Closing Date, to Parent no less than two (2) Business Days prior to the Closing Date.

(i) Attached as Schedule 2.1 hereto is a spreadsheet prepared by the Company that contains an example of the manner in which the Merger Consideration is intended to be allocated among the holders of Company Capital Stock pursuant to the provisions of this Section 2.1, provided that, in the event of a conflict between such example and the provisions of this Section 2.1, the provisions of this Section 2.1 shall prevail.

(j) For purposes hereof, notwithstanding anything to the contrary contained in this Agreement, the aggregate merger consideration payable to the holders of Company Capital Stock (other than Dissenting Shareholders) shall not exceed (i) $43,000,000, plus (ii) the Allocable Audit Expenses, minus (iii) the aggregate value of the Merger Consideration that would have been payable to the Dissenting Shareholders had their respective Dissenting Shares been converted into a right to receive their respective portions of the Merger Consideration pursuant to this Section 2.1 (assuming, solely for purposes of this Section 2.1(j), that a share of Parent Stock has a deemed value equal to the Fixed Price Per Parent Share).

SECTION 2.2. Company Stock Options; Company Warrants.

(a) The Company shall take such actions as may be necessary to accelerate all Company Stock Options that are not vested Company Stock Options as of the Effective Time.

(b) The Company shall take such actions as may be necessary to accelerate all Company Warrants that are not vested Company Warrants as of the Effective Time.

(c) Prior to the Effective Time, the Company shall use its commercially reasonable efforts to obtain consents from the holders of Company Stock Options or Company Warrants, and to make any amendments to the terms of Company Stock Option, Company Warrant or compensation plans or arrangements, that are necessary to give effect to the transactions contemplated by this Article II. The Company and the Parent agree that for the purposes of reporting compensation income and calculating the applicable income and employment tax withholding with respect to the Merger Consideration allocable to the holders of Company Stock Options, the applicable information reporting and the timing and amount subject to income and employment tax withholding shall be based upon the amount of Merger Consideration received by the holders of Company Stock Options. Accordingly, for the avoidance of doubt, any payments received by holders of Company Stock Options pursuant to the Merger, whether paid in cash or Parent Stock, shall be subject to applicable compensation information reporting and income and employment tax withholding at the time of payment.

SECTION 2.3. Exchange Fund. Prior to the Effective Time, Parent shall appoint Computershare Trust Co., Inc. to act as exchange agent hereunder (the “Exchange Agent”), pursuant to an Exchange Agent Agreement dated as of the Closing Date or prior thereto, the provisions of which are reasonably satisfactory to the Exchange Agent, the Company, Parent and the Shareholder Agent and which shall provide that no cash or securities shall be paid out of the Exchange Fund to any Person in the absence of the Exchange Agent’s prior receipt of cash in the amount of any withholding obligations of Parent or the Surviving Corporation under applicable Law in respect of such Person, whether by offset in accordance with Section 2.10, direct withholding by the Company or Surviving Corporation or otherwise. Parent shall deposit in a segregated account (the “Exchange Fund”) with the Exchange Agent (i) at or prior to the Effective Time, the Total Initial Cash Consideration, for distribution in accordance with Sections 2.1(c), 2.1(d), 2.1(e), and 2.4(b), (ii) at the applicable time specified in Section 2.14, the Earnout Shares to the extent required pursuant to Section 2.14, for distribution in accordance with Sections 2.1(d), 2.1(e), and 2.4(b), and (iii) at the applicable time specified in Section 2.15, the amount of cash and the number of Contingent Shares required pursuant to Section 2.15 to be so deposited, for distribution in accordance with Sections 2.1(d), 2.1(e), and 2.4(b). In addition, the Escrow Agent shall deposit in the Exchange Fund, in accordance with the provisions of the Escrow Agreements, the amounts, from the Holdback Escrow Account and the Expense Escrow Account, required to be deposited therein pursuant to Section 2.13(b), Schedule 2.14(c) and Section 8.5, at the applicable times specified in Section 2.13(b), Schedule 2.14(c) and Section 8.5, respectively, for distribution in accordance with Sections 2.1(d), 2.1(e) and 2.4(b). At the Effective Time, Parent shall pay (x) to the Surviving Corporation, by wire transfer of immediately available funds to an account specified by the Surviving Corporation, an amount equal to the Allocable Audit Expenses and (y) the amount of the Company Expenses, by wire transfer of immediately available funds in accordance with the instructions specified by the Surviving Corporation. Upon the occurrence of the Effective Time, the Exchange Agent shall disburse, from the Exchange Fund, to the Surviving Corporation, by wire transfer of immediately available funds in accordance with the instructions specified by the Surviving Corporation, the amount specified by the Surviving Corporation in a written notice to the Escrow Agent and Parent, which amount shall equal the aggregate amount of the bonuses paid by the Company to its directors, officers or employees in connection with the transactions contemplated by this Agreement (and not exceed the aggregate Option Exercise Cost payable upon the exercise, assumed solely for purposes of this sentence, of all Company Stock Options for cash consideration).

SECTION 2.4. Exchange Procedures.

(a) Following the Effective Time, Parent shall use its reasonable best efforts to cause the Exchange Agent to mail, within one Business Day after the Effective Time, (i) to each record holder of Company Common Stock or Company Preferred Stock a letter of transmittal and instructions, in the form attached hereto as Exhibit F (the “Letter of Transmittal”), for use (x) in surrendering the certificates, if any (the “Certificates”), representing such securities and (y) in receiving the portion (if any) of the Merger Consideration to which such holder shall be entitled pursuant to this Agreement, (ii) to each record holder of Company Stock Options an Option Acceleration and Release Letter, for use in receiving the portion (if any) of the Merger Consideration to which such holder shall be entitled pursuant to this Agreement, and (z) to each record holder of Company Warrants a Warrant Notice Letter. Each Letter of Transmittal shall specify that delivery of a holder’s Certificates shall be effective, and risk of loss and title to such Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent.

(b) After the Effective Time, each holder of one or more outstanding Certificates (if any), upon surrender of such Certificates to the Exchange Agent (and, in the case of each holder of Company Stock Options, upon such holder’s completion, execution and delivery to the Exchange Agent of an Option Acceleration and Release Letter), and upon each such holder’s completion, execution and delivery to the Exchange Agent of such other documents as may reasonably be required by the Exchange Agent, shall be entitled to receive from Parent (or from the Exchange Agent on Parent’s behalf) in exchange therefore (and Parent shall deliver, or cause to be so delivered), as soon as reasonably practicable thereafter, the portion of the Preferred Consideration, the Initial Common Consideration, or the Initial Option Consideration into which such holder’s shares of Company Preferred Stock, shares of Company Common Stock, or Company Stock Options, respectively, shall have been converted as a result of the Merger (it being understood that (i) at the request of any such holder, wire transfers by the Exchange Agent of such holder’s then-payable cash portion thereof shall be available upon such holder’s payment, whether by offset or otherwise, of the related wire transfer charges of the Exchange Agent and (ii) the Exchange Agent shall disburse, from the Exchange Fund, upon the Surviving Corporation’s request, such holder’s portion of the Initial Option Consideration (if any) to the Surviving Corporation, which shall then disburse such amount to such holder in accordance with the Surviving Corporation’s normal payroll practices); provided, however, that any payment with respect thereto shall be reduced in accordance with Section 2.10 and, to the extent applicable, Section 2.13. Pending such surrender and exchange (and, in the case of each holder of Company Stock Options, upon such delivery of an Option Acceleration and Release Letter), a holder’s one or more Certificates representing Shares shall be deemed for all purposes to evidence such holder’s portion of the Merger Consideration into which such the securities represented by such Certificates shall have been converted by the Merger pursuant to this Article II. In the event of a transfer of ownership of securities of the Company which is not registered in the transfer records of the Company, the Merger Consideration to which such holder is entitled pursuant to this Article II may be delivered with respect to such securities to the transferee thereof in accordance with this Agreement if the one or more Certificates representing such securities are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. Notwithstanding anything contained in this Section 2.4 to the contrary, the provisions of this Section 2.4(b) shall not be applicable to Dissenting Shares.

SECTION 2.5. No Further Ownership Rights in Company Securities. All cash and Parent Stock paid upon conversion of the Shares and/or Company Stock Options in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such securities.

SECTION 2.6. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed on the two (2) year anniversary of the Effective Time shall be delivered by the Exchange Agent to Parent or otherwise on the instruction of Parent, and any holders of Company Preferred Stock, Company Common Stock and/or Company Stock Options who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent for the portion of the Merger Consideration with respect to such securities to which such holders are entitled pursuant to this Article II. Upon the occurrence of such delivery, the cash or securities funds so delivered shall be the property of Parent, free and clear of any claims or interest of any holder of Shares, and/or Company Stock Options.

SECTION 2.7. No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered, in good faith, to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 2.8. Investment of the Exchange Fund. As more fully set forth in the Exchange Agent Agreement, the Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, or (iv) certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $500 million. Any net earnings with respect to the cash deposited in the Exchange Fund shall be the property of and paid over to Parent as and when requested by Parent.

SECTION 2.9. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to the securities formerly represented thereby pursuant to this Agreement.

SECTION 2.10. Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct, withhold and remit from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Stock Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of a Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such securities in respect to which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

SECTION 2.11. Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the Shares formerly represented thereby.

SECTION 2.12. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares (the “Dissenting Shares”) of Company Common Stock or Company Preferred Stock that (i) are issued and outstanding immediately prior to the Effective Time, (ii) the holders of which are entitled to a right to appraisal under California Law with respect to such shares (whether because the holders thereof did not vote in favor of, or consent in writing to, the Merger or otherwise), and (iii) the holders of which have demanded appraisal for such shares in accordance with California Law (the “Dissenting Shareholder”), shall not be converted into a right to receive all or any portion of the Merger Consideration pursuant to Section 2.1, but each holder thereof shall only be entitled to such rights as are provided by California Law, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time, any such holder fails to perfect, withdraws or loses its right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into a right to receive a portion of the Merger Consideration pursuant to Section 2.1. The Company shall give Parent prompt notice of any demands received by the Company for the appraisal of shares of Company Common Stock or Company Preferred Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the shares of Company Common Stock or Company Preferred Stock held by such Dissenting Shareholder shall thereupon be treated as though such shares had been converted into the right to receive a portion of the Merger Consideration pursuant to Section 2.1.

SECTION 2.13. Minimum Net Tangible Equity Adjustment.

(a) Estimate of Net Tangible Equity. If the Closing is to take place after February 20, 2006, in anticipation of the Closing, the Company shall deliver to Parent and the Merger Sub, at least two days prior to the Closing Date, an estimated balance sheet of the Company as of the Closing Date (the “Pre-Closing Balance Sheet”), together with a certificate of the Chief Financial Officer of the Company which sets forth the Company’s reasonable, good faith estimates (and reasonably detailed calculation thereof), based on the Pre-Closing Balance Sheet, of the Net Tangible Equity of the Company as of the Closing Date (such amount, as so estimated, the “Estimated Pre-Closing Net Tangible Equity”). The same definition of “Net Tangible Equity” shall be used for the calculation of Estimated Pre-Closing Net Tangible Equity, Final Pre-Closing Net Tangible Equity, Estimated 1/31 Net Tangible Equity, and Final 1/31 Net Tangible Equity. Attached hereto as Schedule 2.13 is an estimated balance sheet of the

Company as of January 31, 2006 (the “Estimated 1/31 Balance Sheet”), together with a certificate of the Chief Financial Officer of the Company which sets forth the Company’s reasonable, good faith estimates (and reasonably detailed calculation thereof), based on the Estimated 1/31 Balance Sheet, of the Net Tangible Equity of the Company as of January 31, 2006 (such amount, as so estimated, the “Estimated 1/31 Net Tangible Equity”). The “Net Tangible Equity” of the Company, as of any date of calculation, shall equal (i) the net shareholders’ equity of the Company, as set forth on the balance sheet of the Company at such date, less (ii) the carrying value on such balance sheet of the Company’s intangible assets at such date; provided, that, the Net Tangible Equity of the Company as of the Closing Date shall be determined as of immediately prior to the Effective Time, but without regard to the payment of any bonuses by or on behalf of the Company to any of its directors, officers or employees in connection with the transactions contemplated by this Agreement to the extent that such bonuses, in the aggregate, do not exceed the aggregate Option Exercise Cost payable upon the exercise, assumed solely for purposes of this proviso, of all Company Stock Options for cash consideration. The Pre-Closing Balance Sheet, Estimated Pre-Closing Net Tangible Equity, Estimated 1/31 Balance Sheet and Estimated 1/31 Net Tangible Equity shall not be audited, but shall be prepared in accordance with GAAP consistently applied and in a manner consistent with the Financial Statements (provided, that in the event of a conflict between GAAP and the Financial Statements, GAAP shall prevail).

(b) Holdback Expense Account. In the event that there is an Estimated Net Tangible Equity Shortfall and the Closing occurs after February 20, 2006, (i) the amount of the Estimated Net Tangible Equity Shortfall shall be deducted from the Total Initial Cash Consideration and (ii) at or before the Effective Time, Parent will deposit the amount of the Estimated Net Tangible Equity Shortfall, in immediately available funds, without any act of any holder of Company Capital Stock, in a separate, segregated escrow account (“Holdback Escrow Account”) established by Computershare Trust Company Inc., as escrow agent (the “Escrow Agent”), pursuant to an Escrow Agreement dated as of the Closing Date (or prior thereto), among Parent, Merger Sub, the Shareholder Agent, and the Escrow Agent, substantially in the form attached hereto as Exhibit M (the “Holdback Escrow Agreement”). For purposes of this Agreement, (i) the term “Holdback Escrow Fund” shall have the meaning ascribed to such term in the Expense Fund Escrow Agreement and (ii) the term “Estimated Net Tangible Equity Shortfall” shall mean the excess (if any) of the Estimated Net 1/31 Tangible Equity over the Estimated Pre-Closing Net Tangible Equity. If the Closing occurs on or before February 20, 2006, there shall be no holdback of the Total Initial Cash Consideration pursuant to this Section 2.13(b), and no Holdback Expense Account, Holdback Escrow Fund or Holdback Escrow Agreement.

(c) Calculations; Final Determination of Net Tangible Equity.

(i) If the Closing Date occurs after February 20, 2006, as soon as practicable following the Closing Date (and in no event later than 90 days following the Closing Date), Parent shall cause to be prepared and delivered, at the expense of Parent, to the Shareholder Agent the unaudited balance sheets of the Company as of January 31, 2006 and the Closing, each of which shall be prepared in conformity with GAAP and in a manner consistent with the Financial Statements (provided, that in the event of a conflict between GAAP and the Financial Statements, GAAP shall prevail) (such balance sheets, the “Final 1/31 Balance

Sheet”, and the “Final Pre-Closing Balance Sheet”, respectively), together with a certificate (the “Final Net Tangible Equity Certificate”) of an officer of Parent or the Surviving Corporation which sets forth in reasonable detail Parent’s calculation of the following:

(A)	the amount (“Final 1/31 Net Tangible Equity”) that is the greater of (1) Net Tangible Equity of the Company as of January 31, 2006 and (2) Estimated 1/31 Net Tangible Equity,

(B)	the Net Tangible Equity of the Company as of the Closing (“Final Pre-Closing Net Tangible Equity”),

(C)	the amount (if any) (the “Additional Holdback Amount”) that is the excess of (1) excess of (x) the Final 1/31 Net Tangible Equity, as finally determined pursuant to this Section 2.13, over (y) the Final Pre-Closing Net Tangible Equity, as finally determined pursuant to this Section 2.13, over (2) the Estimated Net Tangible Equity Shortfall, and

(D)	the amount (if any) (the “Holdback Surplus Amount”) that is of the lesser of (x) Estimated Net Tangible Equity Shortfall and (y) the excess (if any) of (a) the Final Pre-Closing Net Tangible Equity, as finally determined pursuant to this Section 2.13, over (b) the Final 1/31 Net Tangible Equity, as finally determined pursuant to this Section 2.13.

The Final 1/31 Balance Sheet, the Final Pre-Closing Balance Sheet, the Final 1/31 Net Tangible Equity, the Final Pre-Closing Net Tangible Equity, the Additional Holdback Amount and the Holdback Surplus Amount shall not be audited, but shall be prepared in accordance with GAAP consistently applied and in a manner consistent with the Financial Statements (provided, that in the event of a conflict between GAAP and the Financial Statements, GAAP shall prevail). From the delivery of the items referred to in the first sentence of this Section 2.13(c)(i) until the final determination thereof pursuant to this Section 2.13, the Shareholder Agent and its agents shall be entitled, subject to their entry into a confidentiality agreement reasonably satisfactory to Parent, to request, and receive from Parent, within no more than ten (10) days of any such initial request (or, in the event of a supplemental request, two (2) Business Days of such supplemental request), copies of any supporting information in the possession or control of Parent and its Subsidiaries with respect to such calculations, as may be reasonably requested.

(ii) The computations set forth in the Final Net Tangible Equity Certificate, the Final 1/31 Balance Sheet and the Final Pre-Closing Balance Sheet shall be conclusive and binding upon the parties hereto on the thirty-first (31st) day following receipt thereof, unless the Shareholder Agent, within thirty (30) days after receipt thereof, notifies Parent in writing that it disputes any of the amounts set forth therein, specifying in reasonable detail the nature of the dispute and the basis therefor (such notice, the “Section 2.13 Notice of Disagreement”). If, within a further period of twenty-one (21) days, the parties do not reach agreement resolving the dispute, the parties shall submit the dispute to a partner at a nationally recognized independent accounting firm mutually agreeable to the parties, provided that neither such partner nor such accounting firm shall have had a material relationship with either Parent, Surviving Corporation or the Shareholder Agent within the two years preceding the appointment (the “Initial Section 2.13 Arbiter”), for final resolution. If the parties cannot agree on the selection of a partner at such an independent accounting firm to act as Initial Section 2.13 Arbiter, the parties shall request the American Arbitration Association to appoint such a partner at such an independent accounting firm, and such appointment shall be conclusive and binding on the parties. Promptly, but no later than twenty (20) days after his or her acceptance of his or her appointment as Initial Section 2.13 Arbiter, the Initial Section 2.13 Arbiter shall determine, based solely on presentations by, on the one hand, Parent and, on the other hand, the Shareholder Agent, and not by independent review, only those issues in dispute and which are included in the Section 2.13 Notice of Disagreement and shall render a written report as to the dispute, the resulting computation, as determined by the Initial Section 2.13 Arbiter, of the number(s) in question (including, without limitation, the amounts of the Final 1/31 Net Tangible Equity, the Final Pre-Closing Net Tangible Equity, the Additional Holdback Amount and the Holdback Surplus Amount) and the prevailing party in such dispute, all of which shall be conclusive and binding upon Parent, the Surviving Corporation, the Shareholder Agent and the holders of Company Capital Stock. All proceedings conducted by the Initial Section 2.13 Arbiter shall take place in The City of New York. In resolving any disputed item, the Initial Section 2.13 Arbiter (i) shall be bound by the provisions of this Section 2.13(b) and (ii) may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. For all purposes of this Agreement, the dispute resolution procedure set forth in this Section 2.13(b) shall be referred to herein as the “Section 2.13 Procedure.”

(iii) If the Initial Section 2.13 Arbiter determines that the Shareholder Agent is the prevailing party in the Section 2.13 Procedure, then Parent will bear the fees, costs and expenses of the Initial Section 2.13 Arbiter and of the Shareholder Agent in connection with the Section 2.13 Procedure and shall promptly pay or reimburse the amounts of such fees, costs and expenses. If the Initial Section 2.13 Arbiter determines that the Shareholder Agent is the prevailing party in the Section 2.13 Procedure, then the Shareholder Agent shall bear the fees, costs and expenses of the Initial Section 2.13 Arbiter and of Parent in connection with the Section 2.13 Procedure and shall promptly pay or reimburse the amounts of such fees, costs and expenses.

(iv) Adjustment of Initial Cash Payout. If the Additional Holdback Amount is greater than zero, then Parent, subject to the applicable provisions of the Holdback Escrow Agreement, shall be entitled to instruct the Escrow Agent to withdraw the amount of the Additional Holdback Amount from the Expense Escrow Fund and deposit such amount in the Holdback Escrow Account. If the Holdback Surplus Amount is greater than zero, then, subject to the applicable provisions of the Holdback Escrow Agreement, the Shareholder Agent shall be entitled to instruct the Escrow Agent to withdraw the amount of the Holdback Surplus Amount from the Holdback Escrow Fund and deposit such amount in the Exchange Fund, for distribution by the Exchange Agent to the holders of Common Stock, and Company Stock Options in accordance with Sections 2.1(d), 2.1(e), and 2.4(b).

SECTION 2.14. Earnouts.

(a) Generally. The aggregate number of shares of Parent Stock issuable to the holders of Company Capital Stock pursuant to this Section (the “Earnout Shares”) is equal to the quotient (rounded to the nearest whole number) obtained by dividing (i) $5,000,000, by (ii) the Fixed Price Per Parent Share.

(b) Definitions. For purposes hereof, the following definitions shall apply:

(i) “Business” means the business of the Surviving Corporation (which shall include the continuation of the business of the Company prior to the Closing) and any successor entity or division controlled by Parent that assumes the business of the Surviving Corporation.

(ii) “Business EBITDA” means, for any period, the consolidated earnings of the Business (after taking into account any minority interests) for such period, before any of the following, to the extent included in the computation of such earnings for such period, interest, income taxes, depreciation and amortization, all determined in accordance with GAAP applied in a manner consistent with the same accounting principles and methodologies used in preparing the financial statements upon which such determination is based.

(iii) “GAAP” means U.S. generally accepted accounting principles.

(iv) “Gross Margin” means Revenues less all costs, classified in accordance with GAAP consistently applied and in a manner consistent with the Financial Statements (provided, that in the event of a conflict between GAAP and the Financial Statements, GAAP shall prevail), as “Cost of Revenues” or “Cost of Goods Sold”.

(v) “Measurement Period” shall mean the 12-month period of calendar year 2006.

(vi) “Revenues” shall mean the consolidated revenues of the Business, determined in accordance with GAAP consistently applied during the period covered thereby, excluding (A) revenues related to research and development contracts and (B) revenues where the Gross Margin is less than the Specified Percentage (as defined in Schedule 2.14(b)) (unless a representative of Parent shall have consented in writing to the inclusion of any agreement with a Gross Margin of less than the Specified Percentage (as defined in Schedule 2.14(b)) in Revenues).

(c) Earnout Payments. Upon the final determination of Final Earnout Revenues or Final Business EBITDA pursuant to this Section 2.14, the parties hereto agree to comply with the applicable provisions set forth in Schedule 2.14(c).

(d) Calculations. In no event later than February 28, 2007, Parent shall cause to be prepared and be delivered, at the expense of Parent, to the Shareholder Agent an unaudited statement (the “Earnout Statement”) of (i) the Revenues of the Business for the Measurement Period (the “Earnout Revenues”) and (ii) if the Closing occurs after February 20, 2006, Business EBITDA for the Measurement Period (the “Earnout Business EBITDA”), together with a certificate of an officer of Parent or the Surviving Corporation (the “Earnout Certificate”) which sets forth in reasonable detail Parent’s calculation of Earnout Revenues

(“Final Earnout Revenues”) and of Earnout Business EBITDA (but only if the Closing occurs after February 20, 2006) (“Final Business EBITDA”). The Earnout Statement need not be audited but shall be prepared in accordance with GAAP consistently applied and in a manner consistent with the Financial Statements (provided, that in the event of a conflict between GAAP and the Financial Statements, GAAP shall prevail). From the delivery of the items referred to in the first sentence of this Section 2.14(d) until the final determination thereof pursuant to this Section 2.14, the Shareholder Agent and its agents shall be entitled, subject to their entry into a confidentiality agreement reasonably satisfactory to Parent, to request, and receive from Parent, within no more than ten (10) days of any such initial request (or, in the event of a supplemental request, two (2) Business Days of such supplemental request), copies of any supporting information in the possession or control of Parent and its Subsidiaries with respect to such calculations, as may be reasonably requested.

(e) Final Determination.

(i) The computations set forth in the Earnout Statement and the Earnout Certificate shall be conclusive and binding upon the parties hereto on the thirty-first (31st) day following receipt thereof, unless the Shareholder Agent, within thirty (30) days after receipt thereof, notifies Parent in writing that it disputes any of the amounts set forth therein, specifying in reasonable detail the nature of the dispute and the basis therefor (such notice, the “Section 2.14 Notice of Disagreement”). If, within a further period of 14 days, the parties do not reach agreement resolving the dispute, the parties shall submit the dispute to a partner at a nationally recognized independent accounting firm mutually agreeable to the parties, provided that neither such partner nor such accounting firm shall have had a material relationship with either Parent, Surviving Corporation or the Shareholder Agent within the two years preceding the appointment (the “Initial Section 2.14 Arbiter”), for final resolution. If the parties cannot agree on the selection of a partner at such an independent accounting firm to act as Initial Section 2.14 Arbiter, the parties shall request the American Arbitration Association to appoint such a partner at such an independent accounting firm, and such appointment shall be conclusive and binding on the parties. Promptly, but no later than twenty (20) days after his or her acceptance of his or her appointment as Initial Section 2.14 Arbiter, the Initial Section 2.14 Arbiter shall determine, based solely on presentations by, on the one hand, Parent and, on the other hand, the Shareholder Agent, and not by independent review, only those issues in dispute and which are included in the Section 2.14 Notice of Disagreement and shall render a written report as to the dispute, the resulting computation, as determined by the Initial Section 2.14 Arbiter, of the number(s) in question (including, without limitation, the amounts of the Final Earnout Revenues and, if the Closing occurs after February 20, 2006, the Final Business EBITDA) and the prevailing party in such dispute, all of which shall be conclusive and binding upon Parent, the Surviving Corporation, the Shareholder Agent and the holders of Company Capital Stock. All proceedings conducted by the Initial Section 2.14 Arbiter shall take place in The City of New York. In resolving any disputed item, the Initial Section 2.14 Arbiter (i) shall be bound by the provisions of this Section 2.14(e)(i) and (ii) may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. For all purposes of this Agreement, the dispute resolution procedure set forth in this Section 2.14(e) shall be referred to herein as the “Section 2.14 Procedure.”

(ii) If the Initial Section 2.14 Arbiter determines that the Shareholder Agent is the prevailing party in the Section 2.14 Procedure, then Parent will bear the fees, costs and expenses of the Initial Section 2.14 Arbiter and of the Shareholder Agent in connection with the Section 2.14 Procedure and shall promptly pay or reimburse the amounts of such fees, costs and expenses. If the Initial Section 2.14 Arbiter determines that the Shareholder Agent is the prevailing party in the Section 2.14 Procedure, then the Shareholder Agent shall bear the fees, costs and expenses of the Initial Section 2.14 Arbiter and of Parent in connection with the Section 2.14 Procedure and shall promptly pay or reimburse the amounts of such fees, costs and expenses.

SECTION 2.15. Contingent Payment.

(a) Generally. The maximum aggregate number of shares of Parent Stock issuable to the holders of Company Common Stock and Company Stock Options pursuant to this Section (the “Contingent Shares”) shall not exceed the quotient (rounded to the nearest whole number) obtained by dividing (i) $6,500,000, by (ii) the Fixed Price Per Parent Share. The maximum aggregate amount of cash distributable to the holders of Company Common Stock and Company Stock Options pursuant to this Section (the “Deferred Cash Consideration”) shall not exceed $1,500,000.

(b) Occurrence of Contingent Payment. Upon the occurrence of a Trigger Event (as defined in Schedule 2.15), Parent shall deposit, as soon as reasonably practical after the occurrence thereof (but in no event more than five days following the occurrence thereof), in the Exchange Fund that number of Contingent Shares (and the amount of Deferred Cash Consideration) determined in accordance with Schedule 2.15 to be deposited upon the occurrence thereof, for distribution by the Exchange Agent in accordance with Sections 2.1(d), 2.1(e), and 2.4(b).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to Parent that the statements contained in this Article III are true and correct, as of the date hereof and as of the Effective Time, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Company has delivered to Parent on or before the date of this Agreement disclosure schedules arranged in sections corresponding to the sections contained in this Article III (the “Company Disclosure Schedule”). Notwithstanding the foregoing or anything to the contrary in this Agreement, the disclosures in each section of the Company Disclosure Schedule are exceptions and qualifications to the representations and warranties set forth in the corresponding section of this Article III and in each other section of this Article III to the extent that such disclosure is reasonably apparent on its face as being an exception and qualification to the representations and warranties in such other section; provided, further however that the inclusion of any entry on the Company Disclosure Schedule shall not constitute an admission by, or agreement of, the Company that such matter is material to the Company.

SECTION 3.1. Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now conducted.

(b) The Company does not have any Subsidiaries.

(c) The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) The Company has heretofore made available to Parent accurate and complete copies of the articles of incorporation and bylaws (or other similar organizational and governing documents), as currently in effect, of the Company.

SECTION 3.2. Capitalization of the Company.

(a) The authorized, issued and outstanding Company Capital Stock is, on the date hereof, as set forth on Section 3.2(a) of the Company Disclosure Schedule. All of the issued and outstanding Shares have been validly issued, and are duly authorized, fully paid, non-assessable and were issued free of preemptive rights (or pursuant to a valid waiver of such rights).

(b) A true and complete list of record holders of the issued and outstanding Company Capital Stock as of the date hereof is set forth in Section 3.2(b) of the Company Disclosure Schedule.

(c) As of the date hereof, 3,657,613 shares of Company Common Stock are reserved for issuance and 2,409,274 shares of Company Common Stock are issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Option Plans and 161,983 shares of Company Common Stock are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Warrants. Section 3.2(c) of the Company Disclosure Schedule sets forth true and complete information regarding the current exercise price, the date of grant and the number of Company Stock Options granted for each holder of Company Stock Options and sets forth true and complete information regarding the current exercise price and the number of shares subject to Company Warrants.

(d) As of the date hereof, except as described above, there are no outstanding (i) shares of capital stock or voting securities or equity securities of the Company; (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or equity securities of the Company; (iii) options or other rights to acquire from the Company, and no obligations of the Company to issue, any capital stock, voting securities or equity securities or securities convertible into or exchangeable for capital stock, voting securities or equity securities of the Company; or (iv) equity equivalents, interests in the ownership or earnings of the Company or other similar rights (including phantom stock or stock appreciation rights) (collectively, “Company Securities”).

(e) Except as set forth on Section 3.2(e) of the Company Disclosure Schedule, there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities.

(f) Except as set forth on Section 3.2(f) of the Company Disclosure Schedule, there are no shareholder agreements, voting trusts or other agreements to which the Company is a party or to which it is bound relating to the voting of any Company Securities or, to the knowledge of the Company, to which any other Person is a party or by which it is bound related to any Company Securities or the voting thereof.

(g) All outstanding Company Securities have been in compliance with applicable federal and state securities laws.

(h) At the Effective Time, each Company Warrant, to the extent then outstanding and unexercised (whether vested or unvested), shall terminate, whereupon the holder thereof shall not be entitled to receive anything in respect thereof.

SECTION 3.3. Authority Relative to this Agreement; Consents and Approvals.

(a) Subject to the Company Requisite Vote, the Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, in respect of the Merger and this Agreement, the Company Requisite Vote). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, affecting the enforceability of creditors’ rights generally and by general equitable principles which may limit the right to obtain equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or Law).

(b) The Board of Directors of the Company (the “Company Board”) has duly and validly (i) unanimously approved and authorized the execution and delivery of this Agreement and (ii) unanimously approved the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by the Company Board for the consummation of the transactions, including the Merger, contemplated hereby. The Company Board has, unanimously, (i) determined that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby is in the best interests of the Company and its shareholders, (ii) recommended that the shareholders of the Company approve this Agreement (the “Company Board Recommendation”) and (iii) directed that this Agreement be submitted to the shareholders of the Company for their approval. The affirmative vote of the holders of a (i) a majority of the outstanding shares of Company Common Stock and (ii) a majority of the outstanding shares of Company Preferred Stock, voting together as a single class, in each case as of the record date (together, the “Company Requisite Vote”), are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the transactions contemplated hereby, including the Merger (collectively, the “Shareholder Approval”).

SECTION 3.4. Financial Statements. The Company has made available to Parent copies of the unaudited balance sheets of the Company as of December 31, 2005 (the “Balance Sheet”) and December 31, 2004, together with the related statements of income and statements of cash flows of the Company for the fiscal years then ended (such unaudited financial statements being hereinafter referred to as the “Financial Statements”). The Financial Statements, including the notes thereto (if any), (i) were prepared in accordance with the books and records of the Company (which have been maintained in accordance with good business practices and are true and complete in all material respects), (ii) fairly present the financial position and results of income, shareholders’ equity and cash flows of the Company as of the dates thereof and for the periods indicated therein and (iii) have been prepared in a manner consistent with the preparation of financial statements in accordance with GAAP consistently applied throughout the periods covered thereby. Since January 1, 2004, except as required by applicable Law, there has been no change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

SECTION 3.5. No Undisclosed Liabilities. There are no material liabilities or obligations of the Company whatsoever (whether matured or unmatured, known or unknown, fixed or contingent or otherwise) of the type required to be reflected on or reserved against in, or to be disclosed in the notes to, a balance sheet prepared in accordance with GAAP, except (a) those liabilities or obligations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (b) to the extent expressly reflected on or reserved against in, or otherwise disclosed in the notes to, the Balance Sheet; or (c) liabilities or obligations arising in the ordinary course of business after the date of the Balance Sheet consistent (in amount and kind) with past practice (none of which is a material liability or material obligation arising from any breach of contract, breach of warranty, tort, infringement claim, violation of law or any suit, claim, action or proceeding).

SECTION 3.6. Absence of Changes. Since December 31, 2005, the Company has conducted its business in the ordinary course and there has not been:

(a) any event, occurrence or development which has had or would be reasonably excepted to have, individually or in the aggregate, a Material Adverse Effect on the balance sheet of the Company;

(b) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of Company Capital Stock;

(c) any repurchase, redemption or other acquisition by the Company of shares of Company Capital Stock;

(d) any amendment of any term of any outstanding security of the Company that would materially increase the obligations of the Company under such security;

(e) (i) any incurrence or assumption by the Company of any indebtedness for borrowed money (or any renewals, replacements, or extensions that do not increase the aggregate commitments thereunder) except (A) in the ordinary course of business or (B) in connection with (x) any acquisition or capital expenditure permitted by Section 5.1 after the date hereof or (y) the transactions contemplated hereby, or (ii) any guarantee, endorsement, or other incurrence or assumption of liability (whether directly, contingently or otherwise) by the Company for the obligations of any other Person, other than in the ordinary course of business;

(f) any creation or assumption by the Company of any material Lien on any material asset of the Company other than Permitted Liens or those material Liens created or assumed in the ordinary course of business;

(g) any loan, advance or capital contribution to or investment in any Person by the Company other than (i) any acquisition permitted by Section 5.1 after the date hereof, (ii) loans or advances to employees of the Company (and who are not executive officers of the Company) made in the ordinary course of business, or (iii) loans made in the ordinary course of business to either the Company’s customers or suppliers;

(h) (i) any contract or agreement entered into by the Company on or prior to the date hereof relating to any material acquisition or disposition of any assets or business or (ii) any modification, amendment, assignment, termination or relinquishment by the Company of any contract, license or other right (including any insurance policy naming it as a beneficiary or a loss payable payee) that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, other than, in the case of (i) and (ii), transactions, commitments, contracts or agreements expressly contemplated by this Agreement;

(i) (i) any grant of any material severance or termination pay to any director, officer or employee of the Company; (ii) any entering into of any material employment, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any director, officer or employee of the Company; (iii) any material increase in benefits payable under any existing severance or termination pay policies or employment agreements; or (iv) any material increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company other than, in the case of clause (iv) only, increases prior to the date hereof in compensation, bonus or other benefits payable to employees of the Company in the ordinary course of business consistent with past practice or merit increases in salaries of employees at regularly scheduled times in customary amounts and consistent with past practice;

(j) any adoption, entering into or termination of (partially or completely), or any material amendment or alteration of, any Benefit Plan except as expressly contemplated by this Agreement or to the extent required by applicable Law;

(k) any entering into of any contract with an officer, director, employee, agent or other similar representative of the Company that (i) is not terminable, without penalty or other liability, upon 60 calendar days’ or less notice or (ii) involves payments in excess of $50,000;

(l) any settlement or compromise of any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy requiring a payment in excess of $50,000 or the surrender of rights of the Company material to its business, operations, financial condition or prospects; or

(m) any change or making of any Tax election, change of any annual Tax accounting period, adoption or change to any method of Tax accounting, filing of any amended Tax Return, entering of any closing agreement, settling any Tax claim or assessment, surrendering any right to claim a Tax refund, or consenting to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

SECTION 3.7. Consents and Approvals. Except for filings, permits, authorizations, consents and approvals as may be required under the Securities Act of 1933, as amended (the “Securities Act”), state securities or blue sky Laws, the securities Laws of any foreign country, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and California Law, no filing with or notice to, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency or authority (a “Governmental Entity”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents, or approvals or to make such filings or give such notice does not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.8. No Default. The Company is not in violation of any term of (i) its articles of incorporation or bylaws (or other similar organizational or governing documents), (ii) any Company Material Contract, or (iii) any domestic or foreign law, order, writ, injunction, decree, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule or regulation entered by a Governmental Entity (“Law”) applicable to the Company, or any of its assets or properties, the consequence of which violation (A) does have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (B) does or would prevent or materially delay the performance of this Agreement by the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (A) result in any violation of, or conflict with, constitute a default under, require any consent, waiver or notice under the term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation under, (i) the articles of incorporation or bylaws (or other similar organizational or governing documents) of the Company, (ii) any Company Material Contract, or (iii) any Law applicable to the Company, or its assets or properties, or (B) result in the creation of (or impose any obligation on the Company to create) any Lien (other than Permitted Liens) upon any of the assets or properties of the Company, other than events under clauses (A)(ii) and (iii) and (B) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.9. Property.

(a) The Company has good and marketable title to, or valid licenses in, all of the properties and assets (excluding the Company IP, which is subject to the representations and warranties set forth in Section 3.17) used in or necessary for the conduct of its business as presently conducted and as proposed by the Company on the date hereof, in each case free and clear of all Liens, other than Permitted Liens. Such properties and assets are in good operating condition and repair (normal wear and tear excepted), are suitable for the uses for which they are used and are not subject to any condition which interferes in any material respects with the economic value or use thereof. The Company does not own any real property.

(b) Section 3.9 of the Company Disclosure Schedule sets forth all leases, subleases and other agreements (the “Real Property Leases”) under which the Company is a party or pursuant to which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property. The Company has heretofore made available to Parent true, correct and complete copies of all Real Property Leases (and all material modifications, amendments and supplements thereto). Each Real Property Lease constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, and is in full force and effect except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, affecting the enforceability of creditors’ rights generally and by general equitable principles which may limit the right to obtain equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or Law). To the knowledge of the Company, no termination event or condition or uncured default of a material nature exists under any Real Property Lease. The Company has a good and valid leasehold interest in each parcel of real property used by it free and clear of all Liens, except (i) Liens for Taxes (and general and special assessments) not in default and payable without penalty and interest, and (ii) Permitted Liens. No party to any such Real Property Lease has given written, or to the knowledge of the Company other, notice to the Company of, or made a claim in writing against the Company in respect of, any breach or default thereunder.

(c) The consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect in any material respect, any material ownership, license or other rights of the Company in any of the material properties or assets used in or necessary for the conduct of the Company’s business as presently conducted and as proposed to be conducted by the Company on the date hereof to be conducted; provided, however, that the Company makes no representation or warranty in this Section 3.9(c) with respect to the Litigation Matters and the parties thereto.

SECTION 3.10. Litigation. There is no suit, claim, action, proceeding or investigation pending or threatened in writing (or to the Company’s knowledge otherwise threatened) against the Company or any of its assets or properties before any Governmental Entity which (a) has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or would otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement. The Company is not subject to any outstanding order, writ, injunction or decree, except for those which have not had and would reasonably be expected not to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no action, suit, proceeding or investigation pending or threatened in writing against any current or former officer, director, employee or agent of the Company (in his or her capacity as such) which does or would reasonably be expected to give rise to a claim for contribution or indemnification against the Company. Notwithstanding anything to the contrary contained in this Agreement, the Company does not make any representation or warranty in clause (b) of the first sentence of this Section with respect to the matters relating to SecuriMetrics, Inc. v. Iridian Technologies, Inc., Civil Action No. 1:03-cv-4394(RBK) (such matters, the “Litigation Matters”).

SECTION 3.11. Permits. The Company holds all permits, licenses, variances, exemptions, orders, and approvals of all Governmental Entities necessary for the lawful conduct of its business (the “Company Permits”), except where the failure to hold such permits, licenses, variances, exemptions, orders, or approvals does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has complied in material respects with, and is in material compliance with, all material applicable Laws and Company Permits. To the Company’s knowledge, no investigation or review by any Governmental Entity in respect of the Company is pending or threatened, and the Company has not received written, or to the Company’s knowledge, other notice from any Governmental Entity of its intention to conduct the same.

SECTION 3.12. Employee Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) each “employee welfare benefit plan,” as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan or dental plan; (ii) each “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including, but not limited to, any excess benefit plan, top hat plan or deferred compensation plan or arrangement, nonqualified retirement plan or arrangement, qualified defined contribution or defined benefit arrangement; and (iii) each other material benefit plan, policy, program, arrangement or agreement, whether or not subject to ERISA, including, but not limited to, any material fringe benefit plan or program, personnel policy, bonus or incentive plan, stock option, restricted stock, stock bonus, holiday pay, vacation pay, sick pay, bonus program, service award, moving expense, reimbursement program, deferred bonus plan, salary reduction agreement, change-of-control agreement, employment agreement or consulting agreement, which in all cases, is sponsored or maintained by the Company for the benefit of its employees (collectively, the “Benefit Plans”).

(b) In respect of each Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been made available to Parent: (i) the most recent plan or written agreement thereof, and all amendments thereto and all related trust or other funding vehicles with respect to each such Benefit Plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the most recent Form 5500 (including schedules and attachments); (iv) the most recent Internal Revenue Service (“IRS”)

determination letter; and (v) the forms of stock option grant agreements used to make grants under the Company Option Plan.

(c) Neither the Company, nor any entity treated as a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code maintains or is required to contribute to any employee benefit plan which (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, or (iii) provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state law).

(d) Each Benefit Plan and its related trusts intended to qualify under Sections 401 and 501(a) of the Code has received a favorable determination or opinion letter from the IRS and, to the Company’s knowledge, nothing has occurred which is reasonably likely to result in the revocation of such letter.

(e) The Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable Laws except where the failure to so comply would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(f) There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or, to the knowledge of the Company, threatened, anticipated or expected to be asserted with respect to any Benefit Plan or any related trust or other funding medium thereunder or with respect to the Company as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof, which would have, individually or in the aggregate, a Material Adverse Effect on the Company. No Benefit Plan or any related trust or other funding medium thereunder or any fiduciary thereof is the subject of an audit, investigation or examination by a governmental or quasi-governmental agency.

(g) Section 3.12(g) of the Company Disclosure Schedule sets forth those Benefit Plans, if any, that are subject to any law or applicable custom of any jurisdiction outside of the United States.

(h) Except as set forth on Section 3.12(h) of the Company Disclosure Schedule, no Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), (a) could result in (i) the payment to any employee of the Company of any money or other property; (ii) the provision of any benefits or other rights of any to any employee of the Company or (iii) the increase, acceleration or provision of any payment, benefits or other rights to any employee of the Company, or (b) could give rise to the payment of any amount or receipt of any other rights or benefits that would not be deductible pursuant to the terms of Code section 280G or limitations on deductibility under Code section 162(m).

SECTION 3.13. Employees and Consultants.

(a) The Company is not a party to any labor or collective bargaining agreement, and, to the Company’s knowledge, no employees of the Company are represented by any labor organization or works council. Within the preceding three (3) years, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the Company’s knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Within the preceding three (3) years, to the Company’s knowledge, there have been no organizing activities involving the Company in respect of any group of employees of the Company.

(b) There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or threatened in writing against or involving the Company. There are no unfair labor practice charges, grievances or complaints pending or, to the Company’s knowledge, threatened by or on behalf of any employee or group of employees of the Company which, if individually or collectively resolved against the Company.

(c) There are no complaints, charges or claims against the Company or any of its directors or executive officers pending or, to the Company’s knowledge, threatened to be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment, failure to employ or termination of employment of any individual by the Company.

(d) There has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act, as amended, or the California Worker Adjustment and Retraining Notification Act in respect of the Company.

(e) No officer or key employee of the Company is currently working or, to the Company’s knowledge, plans to work for a competitive enterprise, whether or not such officer or key employee is or will be compensated by such enterprise. The Company is not aware that any officer, key employee or key consultant, or that any group of employees or consultants, intends to terminate, or reduce the level of, their employment with the Company; nor does the Company have a present intention to terminate any of the foregoing. The employment of each officer, employee and consultant of the Company is terminable at the will of the Company.

(f) To the Company’s knowledge, no employee or consultant of Company is or will be in violation of any judgment, decree, or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee or consultant with the Company or any other party because of the nature of the business conducted or presently proposed to be conducted by the Company.

(g) The Company has not extended credit to any of its executive officers that would constitute a violation of The Sarbanes-Oxley Act of 2002 if the Company were subject thereto.

(h) To the Company’s knowledge, no officer or direct of the Company is, or has been subject to, any of the events described in Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission.

SECTION 3.14. Tax Matters.

(a) The Company has timely filed all Tax Returns required to be filed by the Company. All such Tax Returns are complete and correct in all material respects. The Company has paid all Taxes due and owing by it (whether or not shown as being due on such Tax Returns). The Company has previously made available to Parent copies of (i) all federal, state, local and foreign income and franchise Tax Returns filed by the Company for its taxable years ended in 2003 and 2004 and (ii) any audit reports issued by any taxing authority within the last three (3) years relating to Taxes due from the Company and any closing agreements entered into with any taxing authority by the Company.

(b) No material deficiencies for any Taxes have been proposed, asserted, or assessed in writing against the Company that have not been fully paid or adequately provided for in the appropriate financial statements of the Company.

(c) No liens for Taxes exist in respect of any assets or properties of the Company, except for statutory liens for Taxes not yet due.

(d) The Company is not a party to or bound by any Tax sharing agreement.

(e) No federal, state, local, or foreign audits or other administrative proceedings or court proceedings are presently pending in respect of any Taxes or Tax Returns of the Company and the Company has not received a written notice of any pending audit or proceeding.

(f) The Company has not agreed, nor is it required, to make any adjustment under Section 481(a) of the Code for any taxable year ending after the Closing.

(g) The Company has never been a member of an affiliated group (within the meaning of Section 1504 of the Code) or a consolidated, combined or unitary group (under state or local law).

(h) The Company has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and is not liable for any Taxes for failure to comply with such laws, rules and regulations.

(i) There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns of the Company.

(j) The acquisition of the stock of the Company pursuant to the Merger will not result in any payments to be made by the Company to be nondeductible (in whole or in part) pursuant to Section 280G or 162(m) of the Code and the Company is not a party to any agreement or understanding that could require it to pay any amount that would not be deductible under either such section.

(k) The Company has not filed with respect to any item a disclosure statement pursuant to Section 6662 of the Code or any comparable disclosure with respect to foreign, state and/or local Tax statutes.

(l) No property of the Company is “Tax exempt use property” within the meaning of Section 168(h) of the Code.

(m) The Company is not a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(n) During the two-year period ending on the date hereof, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

SECTION 3.15. Company Material Contracts.

(a) Section 3.15 of the Company Disclosure Schedule sets forth a list of all written contracts (or written summaries of the terms of any oral contracts) to which the Company is a party, or to which any of its properties or assets may be subject, except (a) any contract that does not require payment by any party thereto of more than $50,000, (b) any contract that is terminable by the Company upon ninety (90) days’ notice or less without the payment of any material penalty or material termination fee, (c) any contract entered into, after the date hereof and prior to Closing, with Parent or any Affiliate thereof in connection with any transaction contemplated by this Agreement, (d) any contract entered into in the ordinary course of business after the date hereof and prior to the Closing, and (e) purchase orders for goods and services entered into in the ordinary course of business (collectively, “Company Material Contracts”). As used in this Section 3.12, the word “contract” means and includes every written or oral agreement of any kind by which the Company is bound or by which any of its assets or properties is bound.

(b) Each of the Company Material Contracts constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, and is in full force and effect except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, affecting the enforceability of creditors’ rights generally and by general equitable principles which may limit the right to obtain equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or law). There is no material default under any Company Material Contract by the Company or, to the Company’s knowledge, by any other party thereto.

(c) No party to any Company Material Contract has given written notice to the Company of or made a written claim (or, to the Company’s knowledge, an oral notice or claim) against the Company in respect of any breach or default thereunder.

(d) Notwithstanding the foregoing, the Company Material Contracts shall include (i) any contract for the acquisition, sale, licensing or lease of any material properties or assets of the Company; (ii) any employment, severance or other contract with any officer or employee of, or consultant to, the Company; (iii) any contract involving an aggregate amount in excess of $20,000 relating to the borrowing, lending or investing of money, a line of credit, a leasing transaction of the type required to be capitalized in accordance with GAAP or the mortgaging, pledging or otherwise placing of a Lien on any properties or assets of the Company; (iv) any contract involving an aggregate amount in excess of $20,000 for capital expenditures; (v) any contract for broker’s fees, finder’s fees or any such similar fees; (vi) any contract involving an aggregate amount in excess of $20,000 with respect to any form of intellectual property, including any Company IP or intellectual property licenses (but excluding “shrink-wrap” software licenses); (vii) any contract which restricts the Company from engaging in any business anywhere in the world, or from competing with other Persons in any territories or businesses anywhere in the world; (viii) any contract granting a right of first refusal or first negotiation with respect to any assets or line of business of the Company; (viii) any contract with any Governmental Entity; or (ix) any strategic alliance, licensing, partnership or joint venture contract involving an aggregate amount in excess of $20,000.

(e) The Company has made available to Parent true, correct and complete copies of all of the written Company Material Contracts.

SECTION 3.16. Insurance. Section 3.16 of the Company Disclosure Schedule sets forth a true and complete list of directors and officers liability (“D&O Insurance”) and general liability insurance policies maintained by the Company.

SECTION 3.17. Intellectual Property.

(a) The patents, registered trademarks, registered service marks, and registered copyrights that are owned by the Company are listed in Section 3.17 of the Company Disclosure Schedule, along with any pending applications filed by the Company for any patents, trademark or service mark registrations, or copyright registrations (collectively, the “Company IP”). No such listed intellectual property is involved in any suit, action, reissue, reexamination, public protest, interference, arbitration, mediation, opposition, cancellation, Internet domain name dispute resolution or other proceeding (each, a “Suit”) and no third party has notified the Company in writing, or, to the knowledge of the Company, otherwise, that any such suit involving any such intellectual property is threatened, and the Company does not have knowledge of a basis for such proceedings or litigation. Except for confidentiality, proprietary information and inventions assignment agreements with its own employees and consultants, substantially in the form provided to Parent, and standard end-user license agreements, there are no outstanding options, licenses or agreements of any kind to which the Company is a party or by which it is bound relating to any of the Company IP. None of the Company’s intellectual property rights is subject to any lien, encumbrance or claim of another person. The Company is not bound by or a party to any options, licenses or agreements of any kind with respect to the patent rights, trademarks, service marks, trade names, trade secrets, or other proprietary rights and processes of any other person or entity. The Company IP is not subject to any outstanding order, judgment or decree restricting its use or adversely affecting the Company’s rights thereto, and has been used with all patent, trademark, copyright, confidential, proprietary, and other Intellectual Property Rights notices and legends prescribed by Law or otherwise permitted.

(b) (i) The Company’s business as currently conducted does not infringe or misappropriate, and has not infringed or misappropriated, any valid patent, trademark, service mark, copyright, or trade secret, except where such infringement or misappropriation would not have a Material Adverse Effect on the Company; and (ii) except as is set forth in the Company Material Contracts or in standard or “shrink-wrap” software licenses, the Company is not obligated to make any payments by way of royalties or license fees to any owner or licensor of any patent, trademark, service mark, copyright, or trade secret, with respect to the use thereof or in connection with the conduct of the Company’s business. The Company has not granted any exclusive intellectual property licenses, nor any intellectual property licenses outside the ordinary course of business. There are no Suits pending, decided, threatened or asserted concerning any claim or position that the Company, or any of its licensees, has violated any Intellectual Property Rights. Further, no third party has made any assertion or provided any notice of infringement with respect to the Company’s business.

(c) To the knowledge of the Company, neither the Company nor its employees is party to any agreement that would prevent or impair the Company’s use of any know-how, invention, design, process, or technical data required for the development, manufacture, operation or sale of any products or services currently proposed to be developed or sold by either the Company.

(d) Neither the execution or delivery of this Agreement, nor the carrying on of the Company’s business by any consultants or the employees of the Company, nor the conduct of the Company’s business as proposed, will, to the Company’s knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such consultant or employee is now obligated. The Company does not believe it is or will be necessary to use any inventions of any of its consultants or employees (or persons it currently intends to hire) made prior to or outside the scope of their employment by the Company unless such invention has been assigned to the Company.

(e) To the Company’s knowledge, the intellectual property rights owned by the Company have not been infringed or misappropriated by any other Person.

(f) Neither the execution or delivery of this Agreement, nor the carrying on of the Company’s business by the Surviving Corporation, nor the conduct of the Company’s business as proposed, will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Intellectual Property Contract to which the Company is a party.

(g) No Person other than the Company has any ownership interest in, or a right to receive a royalty or similar payment with respect to, any of the Company IP.

(h) The Company has timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Company IP. All documentation necessary to confirm and effect the Company’s ownership of the Company IP, if acquired from other Persons, has been recorded in the United States Patent and Trademark Office, the United States Copyright Office and other official offices.

(i) The Company has taken reasonable measures to protect the secrecy, confidentiality and value of all trade secrets used in the Business (collectively, “Business Trade Secrets”), including, but not limited to, entering into appropriate confidentiality agreements with all officers, directors, employees, and other Persons with access to the Business Trade Secrets. To the Company’s knowledge, no unauthorized disclosure of any Business Trade Secrets has been made.

(j) There are no Suits or claims pending, decided, threatened or asserted concerning any contract (each, a “Intellectual Property Contract”) to which the Company is a party, or by which any of its assets or properties are bound, with respect to any patents, registered trademarks, registered service marks, registered copyrights, applications for patents, trademark or service mark registrations or copyright registrations (collectively, “Intellectual Property Rights”), including any Suit concerning a claim or position that the Company or another party thereto has breached any Intellectual Property Contract or that any Intellectual Property Contract is invalid or unenforceable. The Company is in compliance with, and had conducted the Business so as to comply with, all material terms of all Intellectual Property Contracts. There exists no event, condition or occurrence which, with the giving of notice or lapse of time, or both, would constitute a breach or default by the Company or another Person under any Intellectual Property Contract. No party to any Intellectual Property Contract has given the Company notice of its intention to cancel, terminate or fail to renew any Intellectual Property Contract.

SECTION 3.18. Customers and Suppliers.

(a) Section 3.18 of the Company Disclosure Schedule lists the Company’s largest ten customers for the last two years and the ten largest suppliers of the Company on the basis of cost of goods or services purchased by the Company during the last twelve (12) calendar months since the date of this Agreement. The Company does not have a reasonable basis to believe that any such customer or supplier will not continue to do business with the Surviving Corporation after the Effective Time upon substantially the same terms and at such volumes as such customer or supplier did business with the Company prior to the Closing.

(b) As of the date hereof, no customer which individually accounted for more than five percent (5%) of the Company’s gross revenues during the twelve (12) month period of 2004 or the twelve (12) month period of 2005 and no supplier of the Company, has canceled or otherwise terminated, or made any written threat to the Company to cancel or otherwise terminate, its relationship with the Company.

SECTION 3.19. Brokers/Bankers Fees. Other than the fees, costs and expenses of Pharus Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company.

SECTION 3.20. Environmental Matters. The operations of the Company are in material compliance with applicable Environmental Laws. The Company (i) has obtained and is in material compliance with all material permits or authorizations that are required under

Environmental Laws to operate its facilities, assets and business and has not caused a Release at any of its leased properties which requires a remedial action under applicable Environmental Laws. No Environmental Claims have been asserted against the Company nor does the Company have knowledge or notice of any threatened or pending Environmental Claim against the Company. To the Company’s knowledge, no Environmental Claims have been asserted against any facilities that may have received Hazardous Materials generated by the Company. The Company has made available to Parent true and complete copies of all environmental reports, studies, investigations or correspondence in its possession regarding any known Environmental Liabilities of the Company.

SECTION 3.21. Conflicts of Interest. Neither the Company nor any officer or director acting on behalf of the Company has, directly or indirectly, given or agreed to give any money, gift or similar benefit (other than legal price concessions to customers in the ordinary course of business) to any customer, supplier, employee or agent of a customer or supplier, or official or employee of any Governmental Entity or other Person who was, is, or may be in a position to help or hinder the business of the Company (or assist in connection with any actual or proposed transaction) that (i) might subject the Company to any damage or penalty in any Proceeding, (ii) if not given in the past, would have resulted in a Material Adverse Effect on the Company, or (iii) if not continued in the future, could reasonably be expected to have a Material Adverse Effect on the Company.

SECTION 3.22. State Takeover Statutes. No state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or the transactions contemplated by this Agreement.

SECTION 3.23. No Other Representations and Warranties. Except for the representations and warranties contained in this Article III (as modified by the Company Disclosure Schedule in accordance with this Article III), neither the Company nor any other Person makes any other express or implied representation or warranty with the respect to the Company or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in Article III hereof (as modified by the Company Disclosure Schedule in accordance with this Article III), the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates). The disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB.

Except as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), as of the date of this Agreement, Parent and Merger Sub hereby represent and warrant to the Company as follows:

SECTION 4.1. Organization.

(a) Each of Parent and Merger Sub is a corporation validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now conducted.

(b) Each of Parent and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub.

(c) Parent has heretofore made available to the Company true and complete copies of the certificate of incorporation and bylaws (or other similar organizational or governing documents) of Parent and Merger Sub as currently in effect.

(d) Parent directly owns all of the issued and outstanding shares of capital stock of Merger Sub.

(e) Merger Sub was formed solely for the purposes of effecting the Merger and has conducted no business or other activities except in connection with the Merger.

SECTION 4.2. Authority Relative to This Agreement.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, affecting the enforceability of creditors’ rights generally and by general equitable principles which may limit the right to obtain equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or law).

(b) The Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merger Sub and Parent as the sole shareholder of Merger Sub have duly and validly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by such Boards of Directors and Parent as the sole shareholder of Merger Sub for the consummation of the transactions contemplated hereby.

SECTION 4.3. Consents and Approvals. Except for filings, permits, authorizations, consents, and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, the securities Laws of any foreign country, the HSR Act and the filing and recordation of the Merger Filing as required by California Law, no filing with or notice to, and no permit, authorization, consent, or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents, or approvals or to make such filings or give such notice do not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

SECTION 4.4. No Default. None of Parent or its Subsidiaries is in violation of any term of (i) its certificate of incorporation or bylaws (or other similar organizational or governing documents), (ii) any material contract to which Parent or any of its Subsidiaries is a party, or (iii) any Law applicable to Parent, its Subsidiaries or any of their respective assets or properties, the consequence of which violation (A) does have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (B) does or would prevent or materially delay the performance of this Agreement by Parent or Merger Sub. The execution, delivery, and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not result in any violation of, or conflicts with, constitute a default under, require any consent, waiver or notice under any term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation under, (i) the respective certificate of incorporation or bylaws (or other similar organizational or governing documents) of Parent or Merger Sub, (ii) any material contract to which Parent or Merger Sub is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) any Law applicable to Parent or Merger Sub or any of their respective assets or properties, except in the case of (ii) and (iii) for violations, breaches or defaults which do not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

SECTION 4.5. Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent or any of its Subsidiaries, threatened against Parent or any of its Subsidiaries or any of their respective assets or properties before any Governmental Entity which (a) has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) questions the validity of this Agreement or any action to be taken by Parent in connection with the consummation of the transactions contemplated hereby or would otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement. None of Parent or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

SECTION 4.6. Financing. Parent will have available at the Effective Time sufficient immediately available funds to enable Parent to deposit the Total Initial Cash Consideration into the Exchange Fund pursuant to Section 2.3, to pay all fees and expenses payable by Parent and Merger Sub in connection with this Agreement and the transactions contemplated hereby, and to deposit the Expense Amount into the Expense Escrow Fund pursuant to Section 8.4. Without limiting the generality of the foregoing, Parent’s ability to consummate the transactions contemplated hereby is not contingent on Parent’s ability to complete any public offering or private placement of equity or debt securities or to obtain any other type of financing prior to or on the Effective Time. Parent has sufficient authorized Parent Stock to issue the Earnout Shares and the Contingent Shares as required under this Agreement without any corporate action on the part of Parent.

SECTION 4.7. Parent Capital Stock. Immediately prior to execution of this Agreement, the authorized capital stock of Parent is 77,000,000 shares, consisting of (i) 75,000,000 shares of Parent Stock, of which 28,994,977 shares were issued and outstanding as of January 31, 2006, and (ii) 2,000,000 shares of Preferred Stock, par value $0.001 per share, all of which are available for designation and issuance in one or more series by the Parent Board pursuant to the Parent’s certificate of incorporation as of the date hereof. All of the issued and outstanding shares of Parent Stock are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights. The shares of Parent Stock to be issued and delivered in connection with the Merger and this Agreement will be duly authorized, validly issued, fully paid and nonassessable. A sufficient number of shares of Parent Stock have been reserved by the Parent Board of directors to provide for such issuance. The shares of Parent Stock to be issued and delivered in connection with the Merger and this Agreement will be issued to the holders of Company Capital Stock pursuant to one or more exemptions from registration under Section 5 of the Securities Act of 1933, as amended. The shares of Parent Stock to be issued and delivered in connection with the Merger and this Agreement shall be free and clear of all liens, charges, encumbrances, security interests, pledges, claims and options of any nature whatsoever, and the transfer of the such shares pursuant to this Agreement will pass good and marketable title to such shares of Parent Stock to the holders of Company Capital Stock, free and clear of all liens, charges, encumbrances, security interests, pledges, claims and options of any nature whatsoever (subject to the applicable provisions of the Parent Registration Rights Agreement).

SECTION 4.8. SEC Reports. Parent has made available to the Company copies of its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 and all other reports or registration statements filed by Parent with the SEC under applicable Laws since December 31, 2003 (all such reports and registration statements being herein collectively called the “Parent SEC Filings”), each as filed with the SEC. Each such Parent SEC Filing, when it became effective or was filed with the SEC, as the case may be, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each Parent SEC Filing did not on the date of effectiveness or filing, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of circumstances under which they were made, not misleading. Parent has made all filings required to be made under the Exchange Act for the twelve (12) months prior to the date of this Agreement. The financial statements of Parent included in the Parent SEC Filings complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, as of the respective dates of effectiveness or filing of such Parent SEC Filings, were prepared in accordance with GAAP applied on a consistent basis during the periods covered involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year end adjustments, none of which in the aggregate will be material) the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Parent and its consolidated Subsidiaries for the periods presented therein. The chief executive officer and the chief financial officer of Parent have signed, and Parent has filed with the SEC, all certifications required by Section 906 of the Sarbanes-Oxley Act of 2002 and such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn, and neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing of such certifications. As used in this Section 4.9, the term “file” shall be broadly construed to include any manner in which a document or information is filed with the SEC.

SECTION 4.9. Absence of Certain Changes or Events. Since December 31, 2005 there has not been any change, development, event or condition that has resulted in, or could be reasonably expected to result in, a Material Adverse Effect on Parent. Except as set forth in the SEC Filings, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet included in the SEC Filings and liabilities and obligations that would reasonably be expected not to have, individually or in the aggregate, a Material Adverse Effect on the Parent, the Parent does not have any material liabilities or obligations whatsoever (whether matured or unmatured, known or unknown, fixed or contingent or otherwise) of the type required to be reflected on or reserved against in, or to be disclosed in the notes to, a balance sheet prepared in accordance with GAAP.

SECTION 4.10. Parent Information. The information relating to Parent and its Subsidiaries (including Merger Sub) to be provided by Parent for inclusion in the Shareholder Notice or in any other information statement to be provided by the Company to holders of Company Capital Stock or in any other document filed by the Company with any other Governmental Entity in connection herewith, will, at the time the Shareholder Notice or any such information statement is first mailed to holders of Company Capital Stock or at the time such holders vote on the matters constituting the Company Requisite Vote or at the time of the filing of such document by the Company with such Governmental Entity, not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 4.11. Investment. Parent is acquiring the Company Capital Stock received by it as a result of the Merger for its own account, for investment only, and not with a view to any resale or public distribution thereof in violation of applicable Law. Parent shall not offer to sell or otherwise dispose of such Company Capital Stock (or the shares of capital stock of the Surviving Corporation into which such Company Capital Stock shall be converted pursuant to

Article II) in violation of any Law applicable to any such offer, sale or other disposition. Parent acknowledges that the shares of Company Capital Stock have not been registered under the Securities Act or any state securities laws and cannot be resold unless they are so registered or unless an exemption from such registration is available, and it must bear the economic risk of its investment in the Company Capital Stock for an indefinite period of time. Parent is an “accredited investor” within the meaning of Regulation D of the Securities Act.

SECTION 4.12. Company Litigation. Parent acknowledges that, notwithstanding anything to the contrary contained in this Agreement, the Company does not make any representation or warranty in Article III as to (i) the rights and obligations of the Company under its contracts with Iridian and its Affiliates, to the extent that such rights and obligations are in dispute pursuant to the Litigation Matters, (ii) the likelihood that the Company will prevail in any of the claims or counter-claims raised as part of the Litigation Matters, or (iii) the actual or potential effect of the pendency or resolution of the Litigation Matters on the assets, properties, condition (financial or otherwise), results of operations or prospects of the Company or, following the Closing, of the Surviving Corporation.

SECTION 4.13. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or any of its Subsidiaries.

SECTION 4.14. No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with the respect to Parent, Merger Sub or the transactions contemplated by this Agreement, and Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent, Merger Sub or any of their respective Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in Article IV hereof (as modified by the Parent Disclosure Schedule in accordance with this Article IV), Parent and Merger Sub hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Company or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any director, officer, employee, agent, consultant, or representative of Parent, Merger Sub or any of their respective Affiliates). The disclosure of any matter or item in the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS.

SECTION 5.1. Conduct of Business of the Company. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time, the Company shall conduct its operations in the ordinary course of business and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement or in Section 5.1 of the Company Disclosure Schedule, prior to the Effective Time, the Company shall not, without the prior written consent of Parent:

(a) amend its articles of incorporation or bylaws (or other similar organizational or governing instruments);

(b) authorize for issuance, issue, sell, deliver, pledge, dispose of or encumber, or agree or commit to issue, sell, deliver, pledge, dispose or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any shares of, or securities convertible into or exercisable or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of capital stock of the Company, or any other equity securities or equivalents of the Company (including any stock options or stock appreciation rights), except for (i) the issuance or sale of Shares pursuant to, and upon the exercise of, outstanding Company Stock Options and Company Warrants, (ii) the issuance of up to 100,000 Company Stock Options to new employees of the Company or existing employees of the Company through ordinary course performance reviews, and (iii) the issuance of shares of Company Common Stock upon the conversion of outstanding shares of Company Preferred Stock in accordance with the articles of incorporation of the Company;

(c) (i) split, combine or reclassify any shares of its capital stock; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than the accrual of dividends as required by the Company’s articles of incorporation; (iii) make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to shareholders in their capacity as such; or (iv) redeem, repurchase or otherwise acquire any of its securities (other than as required or permitted under the terms of the Company Stock Options);

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(e) (i) incur or assume any debt in excess of $50,000; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations or indebtedness for borrowed money of any other Person, except in the ordinary course of business; (iii) make any loans, advances or capital contributions to, or investments in, any other Person in excess of $50,000; (iv) pledge or otherwise encumber shares of capital stock of the Company, except in the ordinary course of business; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon, other than as disclosed in the Company Disclosure Schedule and Permitted Liens;

(f) make, or commit to make, any capital expenditure, or series of related capital expenditures, in excess of $50,000;

(g) (i) except as may be required by Law or as expressly contemplated by this Agreement, enter into, adopt, amend or terminate (partially or completely) any Benefit Plan, (including the repricing of any stock options or the voluntary acceleration of vesting of any stock options), stock appreciation right, restricted stock, performance unit, stock equivalent or stock purchase agreement for the benefit or welfare of any director, officer or employee in any manner; (ii) any entering into of any material employment, or of any deferred compensation, severance or termination, stay incentive or other similar agreement, (or any material amendment to any such existing agreement) with any director, officer or employee of the Company; (iii) any material increase in benefits payable under any existing severance or termination pay policies or employment agreements; or (iv) any material increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company other than, in the case of clause (iv) only, increases prior to the date hereof in compensation, bonus or other benefits payable to employees of the Company in the ordinary course of business consistent with past practice or merit increases in salaries of employees at regularly scheduled times in customary amounts and consistent with past practice;

(h) (i) acquire, sell, lease, license or otherwise dispose of any assets or property except pursuant to existing contracts and except in the ordinary course of business consistent with past practice (provided such assets or property, in the aggregate, shall not be material to the Company); (ii) enter into any commitment or transaction outside the ordinary course of business that would be material to the Company or (iii) grant any exclusive rights to the assets, products and services of the Company;

(i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein;

(j) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $50,000 individually, other than the payment, discharge or satisfaction (1) in the ordinary course of business of liabilities required to be reflected on or reserved against in, or to be disclosed in the notes to, a balance sheet prepared in accordance with GAAP, (2) liabilities incurred in the ordinary course of business or (3) liabilities for promissory notes and bonus payments set forth in Section 5.1 of the Company Disclosure Schedule;

(k) except for any such change which is not material or which is required by reason of a concurrent change in GAAP, change any method of accounting or accounting practice used by it;

(l) enter into any material joint venture, partnership or other similar arrangement;

(m) take any action that would make any representation or warranty of the Company hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time;

(n) enter into, modify, terminate, amend or grant any waiver in respect of any material contract except in the ordinary course of business, consistent with past practice;

(o) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company is a party;

(p) settle or compromise any pending or threatened suit, action, claim or proceeding, whether relating to the transactions contemplated hereby or otherwise;

(q) enter into any agreement that limits or otherwise restricts the Company or any successor thereto (including the Surviving Corporation and its Affiliates) from engaging or competing in any line of business or in any geographic area;

(r) make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax Asset of the Company (for purposes of this Agreement, “Tax Asset” shall mean any net operating loss, net capital loss, investment Tax credit or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes)); or

(s) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through 5.1(r) or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue, incomplete or incorrect.

SECTION 5.2. Access to Information of Company.

(a) Between the date hereof and the Effective Time, the Company shall give Parent and its authorized representatives (including counsel, financial advisors and auditors) reasonable access at all reasonable times to the Company’s employees, offices and other facilities and to all books and records of the Company, shall permit Parent to make such inspections as Parent may reasonably require and shall cause the Company’s officers to furnish Parent with such financial and operating data and other information in respect of the business, properties and personnel of the Company as Parent may from time to time reasonably request. Any disclosure whatsoever during such investigation by Parent and such authorized representatives shall not constitute any endorsement or additional representations or warranties of the Company beyond those specifically set forth in this Agreement.

(b) Parent shall hold and shall cause its authorized representatives to hold in confidence all documents and information concerning the Company furnished to Parent, including, without limitation, such documents and information provided in connection with the transactions contemplated by this Agreement, pursuant to the terms of that certain confidentiality agreement entered into between the Company and Parent dated as of January 24, 2006 (the “Confidentiality Agreement”).

ARTICLE VI

ADDITIONAL AGREEMENTS.

SECTION 6.1. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement.

SECTION 6.2. No-Solicitation; Fiduciary Right of Termination.

(a) The Company agrees that, during the term of this Agreement, it shall not, and shall not authorize or permit any of its directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, encourage or facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any proposal with respect to any Competing Transaction, or negotiate, explore or otherwise engage in discussions with any person (other than Parent or its directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided that, at any time prior to the Effective Time, the Company may furnish information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers a written proposal for a Competing Transaction that was not solicited, encouraged or facilitated after the date of this Agreement if and so long as the Company Board determines in good faith by a majority vote, taking into account the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable Laws and determines that such a proposal is more favorable to the holders of Company Capital Stock from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such Competing Transaction) taking into account, among other things, the likelihood and anticipated timing of consummation and all legal, financial, regulatory and other aspects of the proposal and the individual or entity making the proposal and of the transactions contemplated by this Agreement and the parties hereto (a “Superior Proposal”), provided, further, that, prior to furnishing any information to such individual or entity, the Company shall enter into a confidentiality agreement that is no less restrictive, in any respect, than the confidentiality agreement between the Company, on the one hand, and Parent or any Affiliate thereof, on the other hand. The Company immediately will cease all existing activities, discussions and negotiations with any individual or entity conducted heretofore with respect to any proposal for a Competing Transaction and request the return of all confidential information regarding the Company provided to any such individual or entity prior to the date of this Agreement pursuant to the terms of any confidentiality agreements or otherwise. In the event that, prior to the Effective Time, the Company Board receives a Superior Proposal that was not solicited, encouraged or facilitated after the date of this Agreement and the Company Board, taking into account the advice of outside legal counsel, determines that failure to do so would constitute a breach of the fiduciary duties of the Company Board under applicable Laws, the Company Board may (subject to this and the following sentences) withdraw, modify or change, in a manner adverse to Parent, the Company Board Recommendation and/or comply with Rule 14e-2 under the Exchange Act with respect to a Competing Transaction, provided that the Company gives Parent five Business Days prior written notice of its intention to do so (provided that the foregoing shall in no way limit or otherwise affect the Company’s right to terminate this Agreement pursuant to Article IX). Any such withdrawal, modification or change of the Company Board Recommendation shall not change the approval of the Company Board for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by this Agreement, including the Merger or the Voting Agreement and the transactions contemplated by such agreements. From and after the execution of this Agreement, the Company shall immediately advise Parent in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction (including the specific terms thereof and the identity of the other individual or entity or individuals or entities involved) and promptly furnish to Parent a copy of any such written proposal in addition to a copy of any information provided to or by any third party relating thereto. In addition, the Company shall immediately advise Parent, in writing, if the Company Board shall make any determination as to any Competing Transaction as contemplated by the proviso to the first sentence of this Section 6.2(a).

(b) Fiduciary Right of Termination. If, prior to the Effective Time, the Company Board shall determine in good faith by a majority vote, after consultation with its advisors, that any unsolicited written proposal from a third party for a Competing Transaction received after the date of this Agreement is a Superior Proposal and is in the best interest of the holders of the Company Capital Stock and, following consultation with its outside legal counsel, that the failure to enter into such a Competing Transaction would be a violation of the Company Board’s fiduciary duties under applicable Laws, and that the Competing Transaction is more favorable to the holders of Company Capital Stock from a financial point of view than the transactions contemplated by this Agreement, the Company may terminate this Agreement and enter into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) with respect to such Competing Transaction, provided, the Company shall have at all times after the date of this Agreement complied with the provisions of Section 6.2(b) and provided, further, that, prior to any such termination, (i) the Company has provided Parent written notice that it intends to terminate this Agreement pursuant to Article IX, identifying the Competing Transaction then determined to be more favorable and the parties thereto and delivering a copy of the Acquisition Agreement and any ancillary agreements each in the form to be entered into; and (ii) within seven full Business Days after the Company has provided the notice referred to in clause (i) above, Parent does not make an offer that the Company Board concludes in good faith (following consultation with the Company’s advisors) is as favorable to the holders of Company Capital Stock as the Competing Transaction.

(c) Nothing contained in this Section 6.2 shall prohibit the Company from, at any time, taking and disclosing to the holders of Company Capital Stock a position contemplated by Rule 14d-9 or Rule 14e-2 under the Exchange Act or making any disclosure required by Rule 14a-9 under the Exchange Act so long as the requirements set forth in this Section 6.2 are satisfied.

SECTION 6.3. Public Announcements. Unless otherwise permitted by this Agreement, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this

Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior written approval of the other (which approval shall not be unreasonably withheld), except as may be required by Law.

SECTION 6.4. Indemnification; Exculpation; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present and former officer, employee and director of the Company, determined as of the Effective Time (the “Company Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters relating to their duties or actions in their capacity as such (or in such capacity in another corporation, partnership, joint venture, trust or other enterprise at the request of the Company) and existing or occurring at or prior to the Effective Time (including those matters relating to the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted to be so indemnified by the Surviving Corporation under applicable Law (including, without limitation, the advancement of reasonable attorney’s fees and disbursements, which shall be paid, reimbursed or advanced by Parent or the Surviving Corporation prior to the final disposition thereof without the requirement of any bond or other security). Parent agrees that all rights to indemnification, expense advancement and exculpation existing in favor of the Company Indemnified Parties as provided in the Company’s certificate of incorporation and bylaws or existing indemnification agreements, as in effect as of the date hereof, with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect, without any amendment that would adversely affect the rights thereunder of the individuals who on or at any time prior to the Effective Time were entitled to rights thereunder.

(b) The Company hereby agrees to exculpate (to the fullest extent permitted by applicable Law), contingent upon but automatically effective upon the Closing, and the Company shall indemnify, defend and hold harmless the Company Indemnified Parties against, all losses, expenses (including reasonable attorneys’ fees and expenses), damages, liabilities, fines, penalties, judgments, actions, claims and costs (“Losses”) arising out of actions or omissions in their capacities as such occurring at or prior to the Closing to the fullest extent permitted under applicable Law, the Company’s articles of incorporation or bylaws, and any agreement between a Company Indemnified Party and the Company in effect at the date of this Agreement, including, without limitation, advancing expenses incurred in the defense of any action or claim, provided, however, that (i) the Company shall pay for only one counsel for all Company Indemnified Parties unless the use of one counsel for such Company Indemnified Parties would present such counsel with a conflict of interest and (ii) such advancement of expenses shall be subject to such Company Indemnified Party’s agreement to return any advanced funds if a court of competent jurisdiction, after all time for appeals having been exhausted, shall have determined that the Company Indemnified Party is not entitled to indemnity against such expenses under applicable Law or the Company’s articles of incorporation or bylaws

(c) The Surviving Corporation shall cause to be maintained in effect, for six years after the Effective Time, policies of directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy at an annual cost to the Surviving Corporation not greater than 200 percent of the annual premium for the current Company directors’ and officers’ liability insurance policies; provided that if such insurance cannot be so maintained on an annual basis at or below such annual cost, the Surviving Corporation shall maintain as much of such insurance as can be so maintained at an annual cost equal to 150 percent of the current annual premiums of the Company for such insurance.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Parent or the Surviving Corporation, as applicable, shall make or cause to be made proper provision so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume by operation of law the obligations of Parent or the Surviving Corporation, as applicable, under this Section 6.4 for the benefit of the Company Indemnified Parties.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its officers, directors or employees, it being understood and agreed that the indemnification provided for in this Section 6.4 is not prior to or in substitution for any such claims under such policies.

(f) This Section 6.4 is intended to be for the benefit of, and shall be enforceable by the Company Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their respective successors and assigns.

(g) The rights of each Company Indemnified Party under this Section 6.4 shall be in addition to any rights such person may have under the articles of incorporation or bylaws of the Company, under California Law or any other applicable Laws or under any agreement of any Company Indemnified Party with the Company. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Company Indemnified Party.

SECTION 6.5. Notification of Certain Matters. At all times prior to the Effective Time or the termination of this Agreement pursuant to Article IX, the Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence, to the extent known by such party, of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) to the extent known by such party, any material failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) , to the extent known by such party, any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (iv) to the extent known by such party, any facts or circumstances that arise that could reasonably be expected to result in a Material Adverse Effect on such party; provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not cure such breach or non-compliance or limit or otherwise affect the rights, obligations or remedies available hereunder to the party receiving such notice; and provided, further, however, that the failure of any party hereto to so inform the other parties shall not constitute a waiver by such party of any breach of any such representation or warranty or such covenant, condition or agreement or be prejudicial to the exercise of such party’s right to terminate this Agreement pursuant to Article IX.

SECTION 6.6. Employee Matters.

(a) For a period of not less than 12 months after the Effective Time, Parent shall cause employees of the Company who continue their employment after the Effective Time to be provided employee benefits (other than participation in cash bonus or incentive plans, stock option plans, stock purchase plans, restricted stock plans or similar plans (collectively, “Incentive Plans”)) which in the aggregate are at least generally comparable in the aggregate to those provided to such employees as of the date hereof. Following the 12-month anniversary of the Effective Time, Parent will provide employee benefit plans, programs, arrangements and policies for the benefit of such employees of the Company which are generally comparable in the aggregate to the employee benefit plans, programs, arrangements and policies for the benefit of other similarly situated employees of Parent. With respect to employment after the Effective Time, the employees of the Company who so continue their employment shall receive at least the same salary and target annual bonus opportunity and opportunity to participate in the Incentive Plans of the Company in accordance with the provisions thereof that are provided to other similarly situated employees of Parent. With respect to each employee of the Company, service with the Company shall be counted for all purposes to the same extent recognized by the Company immediately prior to the Effective Time.

(b) Parent shall, and shall cause the Surviving Corporation to honor and assume the obligations of the Company under the employment agreements, copies of which are attached hereto as Exhibit H, with each of the Persons listed in Section 6.6(b) of the Company Disclosure Schedule, and shall honor all obligations of the Company thereunder.

(c) Parent shall, and shall cause the Surviving Corporation to, no later than the six-month anniversary of the Closing Date, pay employee bonuses to those employees of the Surviving Corporation, in those amounts and on such terms and conditions, as in each case shall be determined by the written mutual agreement of Greg Peterson, in his capacity as an officer of the Surviving Corporation, and Parent (which bonuses, in the aggregate, shall not exceed $400,000).

(d) In the event that any of Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties, assets or stock to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation (or their successors and assigns) shall assume the obligations set forth in this Section 6.6.

SECTION 6.7. Fees and Expenses. All Expenses incurred by the Company in connection with this Agreement, the Escrow Agreements and the transactions contemplated hereby (the “Company Expenses”), including the fees and expenses of Pharus Advisors, shall (i) be paid by the Company if the Merger is not consummated, and (ii) be borne by the holders of Company Preferred Stock, Company Common Stock and Company Stock Options if the Merger is consummated (by way of the deduction of the amount of the Company Expenses from Total Initial Cash Consideration pursuant to the definition of “Total Initial Cash Consideration” set forth in Section 2.1(h) and Parent’s payment of the amount thereof in accordance with Section 2.3), and, whether or not the Merger is consummated, all Expenses incurred by Parent or Merger Sub in connection with this Agreement, the Escrow Agreements and the transactions contemplated hereby shall be paid by Parent or Merger Sub, as appropriate; provided, however, that each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall pay 50% of the fees and expenses of the Company’s independent public accountants with respect to the audit by such accountants of the Financial Statements as provided in this Agreement (by way of the deduction of 50% of such fees and expenses from Total Initial Cash Consideration pursuant to the definition of “Total Initial Cash Consideration” set forth in Section 2.1(h) and Parent’s payment to the Surviving Corporation of 50% of such fees and expenses in accordance with Section 2.3). As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

SECTION 6.8. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Parent shall take all action necessary to cause Merger Sub to not engage in any activities not related to this Agreement and the transactions contemplated hereby. Parent shall take all action necessary to prevent Merger Sub from incurring any liability not related to this Agreement or the transactions contemplated hereby.

SECTION 6.9. Audit. Each of Parent and the Shareholder Agent shall take such actions as are commercially reasonable to cause RINA Accountancy Corporation to complete an audit of the Financial Statements by February 17, 2006.

SECTION 6.10. No Solicitation.

(a) For a period of one (1) year following the date hereof, if this Agreement is terminated for any reason pursuant to Article IX, neither Parent, Merger Sub nor any of their respective Affiliates shall, directly or indirectly, hire, actively solicit or induce any employee of the Company to leave such employment and become an employee of Parent, Merger Sub or any of their respective Affiliates if Parent became aware of or had contact with such employee in connection with the transactions contemplated herein; provided, however, that nothing in this Section 6.11(a) shall prohibit any advertisement or general solicitation (or any hiring pursuant thereto) that is not specifically targeted at such employees.

(b) For a period of one (1) year following the date hereof, if this Agreement is terminated for any reason pursuant to Article IX, neither the Company nor any of their respective Affiliates shall, directly or indirectly, hire, actively solicit or induce any employee of Parent, Merger Sub or any of their respective Subsidiaries to leave such employment and become an employee of the Company or any of its Affiliates if the Company became aware of or had contact with such employee in connection with the transactions contemplated herein; provided, however, that nothing in this Section 6.11(b) shall prohibit any advertisement or general solicitation (or any hiring pursuant thereto) that is not specifically targeted at such employees.

SECTION 6.11. Shareholder Notice and Approval.

(a) As promptly as practicable after the date hereof, the Company shall take all action necessary in accordance with California Law and its articles of incorporation and bylaws to convene a special meeting of its shareholders (the “Special Meeting”) for the purposes of voting upon the adoption of this Agreement and the transactions contemplated hereby or otherwise obtain shareholder approval of this Agreement and the transactions contemplated hereby. The Company shall consult with Parent regarding whether to hold a Special Meeting and the date of the Special Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Special Meeting without the consent of Parent. The Company shall use its commercially reasonable efforts to solicit from the shareholders of the Company proxies or consents in favor of the Merger and shall take all other action necessary or advisable to secure the Company Requisite Vote, unless otherwise necessary under the applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel.

(b) As promptly as practicable after the date hereof, the Company shall prepare and mail to all holders of Company Capital Stock the notice required by California Law (the “Shareholder Notice”). Parent shall cooperate with the Company in preparing the Shareholder Notice. The Shareholder Notice at the time it is mailed shall comply with all requirements of applicable Law (including California Law).

SECTION 6.12. Agreements with Respect to Future Agreements with Competitors. In the event that, during the Measurement Period, Parent or any of its Affiliates (including, but not limited to L-1 Investment Partners LLC and its Affiliates), directly or indirectly, enters into a joint venture or strategic alliance with, or purchases or otherwise acquires control of, or 10% or more of the beneficial interest in the outstanding capital stock or assets of, a Person whose primary business involves iris recognition technology, Parent will in connection with any such transaction obtain in favor of the Surviving Corporation and its successors and assigns, for a period ending no earlier than the last day of the Measurement Period, a fully paid, royalty free, worldwide license to such Person’s iris recognition technology as then in development and any future developments and derivative works thereof.

SECTION 6.13. Operation of the Business Following the Closing Date.

(a) During the Measurement Period, Parent covenants and agrees that (i) the Surviving Corporation shall be run as a separate subsidiary or operating division of Parent or one of its Affiliates with the Surviving Corporation’s principal offices at the Company’s present location described in the notice provisions of Section 10.3 and (ii) Parent shall cause such subsidiary or operating division to operate on a daily basis in a manner consistent in all material respects with the Company’s operations during the two years prior to the date of this Agreement.

(b) Parent covenants and agrees to use its reasonable best efforts during the 18 calendar months following the Closing Date to be supportive of the Surviving Corporation’s efforts to resolve the Litigation Matters in a manner favorable to the Surviving Corporation.

(c) Parent covenants and agrees to use its commercially reasonable best efforts during the 18 calendar months following the Closing Date to complete an Iridian Transaction.

(d) Parent covenants and agrees that, during the 18 calendar months following the Closing Date, Greg Peterson, in his capacity as an officer of the Surviving Corporation, shall have full authority and discretion, subject to compliance with his fiduciary duties in such capacity and the supervision and direction of the Board of Directors of the Surviving Corporation and the Parent Board, to (i) manage the Business, including the day-to-day operations of the Surviving Corporation, and (ii) oversee decisions with respect to the Litigation Matters, including without limitation, selecting and directing the Surviving Corporation’s (and its successors’ and assigns’) counsel with respect to such matters. In addition, Parent covenants and agrees that Greg Peterson, in his capacity as an officer of the Surviving Corporation, shall have full authority and discretion, subject to compliance with his fiduciary duties in such capacity and the supervision and direction of the Board of Directors of the Surviving Corporation and the Parent Board, to make all continuing employment and compensation decisions affecting the Surviving Corporation from and after the Closing Date.

(e) In the event that any of the Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties, assets or stock to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation (or their successors and assigns) shall assume the obligations set forth in this Section 6.13.

SECTION 6.14. Reservation of Contingent Shares and Earnout Shares.

(a) Reservation of Stock. Until issued, or expiration of any obligation to issue in accordance with Section 2.13 or 2.14, Parent shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuing the Earnout Shares and the Contingent Shares, such number of shares of Parent Stock as shall be sufficient to issue the Earnout Shares and the Contingent Shares; and if at any time the number of authorized but unissued shares of Parent Stock shall not be sufficient to effect such issuance, in addition to such other remedies as shall be available to the holders of Company Capital Stock, Parent will promptly take such corporate actions as may be necessary to increase its authorized but unissued shares of Parent Stock to such number of shares as shall be sufficient for such purposes.

(b) Adjustment to Number of Parent Shares. If the Parent Stock issuable in accordance with Section 2.13 or 2.14 shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise, the Parent Stock issuable in accordance with Section 2.13 or 2.14 shall be converted into a number of shares of such other class or classes of stock equivalent to the number of shares of Parent Stock that would have been subject to receipt by the holders of Company Capital Stock in accordance with Section 2.13 or 2.14 immediately before that change.

(c) No Impairment. Parent shall not, directly or indirectly, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any other terms to be observed or performed under this Section 6.14, Section 2.13 or 2.14 by Parent but will at all times in good faith assist in the carrying out of all the provisions of this Section 6.14 and Section 2.13 and Section 2.14 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Company Capital Stock against impairment with respect to the Earnout Shares and the Contingent Shares.

(d) Provision of Information. During the 24-month period commencing with the initial issuance to the holders of Company Capital Stock of Contingent Shares or Earnout Shares, whichever occurs first, pursuant to this Agreement, Parent shall, if at any time during such period it is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, promptly provide to each such holder, to the extent such holder holds Contingent Shares or Earnout Shares that constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and to each prospective purchaser (as designated by such holder) of such restricted securities from any such holder, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the Act. This covenant is intended to be for the benefit of such holders and such prospective purchasers designated by such holders.

(e) Successors. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Parent or the Surviving Corporation, as applicable, shall make or cause to be made proper provision so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume by operation of law the obligations of Parent or the Surviving Corporation, as applicable, under this Section 6.14 for the benefit of the holders of Company Capital Stock.

SECTION 6.15. Mutual Limited Release.

(a) Effective as of the Effective Time, the Company does hereby unconditionally and irrevocably forever release and discharge each holder of Company Capital Stock from any and all liabilities and obligations of such holder to the Company as of prior to the date of this Agreement, and any and all claims and causes of action (whether at law or in equity) of the Company against such holder, as of prior to the date of this Agreement, in each case known or unknown, fixed or contingent; provided, however, that notwithstanding anything to the contrary contained herein, the foregoing release and discharge will not release or discharge such holder from any of the foregoing

(i) arising after the date of this Agreement;

(ii) arising under any agreement, instrument or other document entered into by such holder with the Company or any of its Subsidiaries or Affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (whether at law or in equity or by agreement, and including indemnification obligations with respect to withholding or other taxes);

(iii) arising under, or in connection with, any act or omission by such holder that constitutes or involves (A) such holder’s fraud, (B) such holder’s criminal conduct; or (C) such holder’s commission of acts of moral turpitude;

(iv) which, if set forth in the Disclosure Letter, would not give rise to a breach by the Company of its representations and warranties set forth in Article III hereof;

(v) any rights of subrogation on the part of the Company or any of its Subsidiaries or Affiliates or any of their respective predecessors with respect to such holder; or

(vi) any material violation of any agreement of such holder (whether as a director, officer, employee, independent contractor or consultant) with the Company that would materially adversely affect the operation of the Company;

provided, further, however, that notwithstanding anything to the contrary contained herein, the effectiveness of such release and discharge shall be further subject to such holder’s execution and delivery to the Company (or the Exchange Agent) of a release and discharge of the Company pursuant to the form thereof included in the Letters of Transmittal (such holders executing and delivering such Letters of Transmittal being collectively referred to as the “Applicable Holders”).

(b) The Company (x) represents, warrants and acknowledges that it has been fully advised by its attorney of the contents of Section 1542 of the Civil Code of the State of California, and (y) solely to the extent set forth in the foregoing paragraph, hereby expressly waives the benefits thereof that it may have thereunder solely with respect to the Applicable Holders.

(c) Section 1542 of the Civil Code of the State of California provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

SECTION 6.16. Transfer Taxes. All transfer, registration, stamp, documentary, value added, sales, use and similar Taxes incurred as a result of the transactions described in this Agreement shall be borne (i) 50% by the holders of Company Capital Stock (and, in satisfaction thereof, Parent shall be entitled to instruct the Escrow Agent to withdraw the amount thereof from the Expense Escrow Fund and remit such amount to Parent), and (ii) 50% by Parent.

SECTION 6.17. Additional Covenants. The parties hereto agree to comply with the provisions set forth in Schedule 6.17.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER.

SECTION 7.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

(a) At the Special Meeting or, in the absence of a Special Meeting, by execution of a written consent in lieu of a vote of the shareholders of the Company made in accordance with applicable Law, the holders of the outstanding shares of Company Common Stock and Company Preferred Stock that constitute the Company Requisite Vote shall have given, or consented to, the Shareholder Approval.

(b) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition, the party so invoking this condition shall have complied in all material respects with its obligations under this Agreement.

SECTION 7.2. Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by Parent and Merger Sub, as the case may be, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall, taken as a whole, have been true and correct in all respects (ignoring for the purpose of this Section 7.2(a) any qualification with respect to materiality or Material Adverse Effect in such representations and warranties), in each case when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date), except as would not have a Material Adverse Effect on the Company.

(b) Covenants. The Company shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c) Closing Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the chief executive officer of the Company (but without personal liability thereto), certifying as to the fulfillment of the conditions specified in Sections 7.1(a), 7.2(a) and 7.2(b) (except to the extent related to Parent’s compliance with applicable federal and state securities laws, as to which such officer makes no certification).

(d) Authorizations, Consents and Approvals. All authorizations, consents or approvals of a Governmental Entity required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been made or obtained, without any limitation, restriction or condition that has or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or the Surviving Corporation, except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or the Surviving Corporation.

(e) Termination of Certain Agreements. The Company shall have delivered to Parent and Merger Sub evidence (reasonably satisfactory to Parent) of the termination of the following agreements:

(i) the Second Amended and Restated Voting Agreement dated February 14, 2005, among the Company and the other parties thereto, as amended, supplemented or otherwise modified through the Effective Time;

(ii) the Second Amended and Restated Investors’ Rights Agreement dated February 14, 2005 among the Company and the other parties thereto, , as amended, supplemented or otherwise modified through the Effective Time; and

(iii) the agreements (if any) referred to in clause (2) of Section 3.2(f) of the Disclosure Letter.

(f) FIRPTA. The Company shall have delivered to Parent a properly executed certification, in the form of Exhibit G, certifying that the shares or items of Company Capital Stock outstanding immediately prior to the Effective Time do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

(g) Shareholder Approval.

(i) At the Special Meeting or, in the absence of a Special Meeting, by execution of a written consent in lieu of a vote of the shareholders of the Company made in accordance with applicable Law, the holders of all of the outstanding shares of Company Common Stock that, in the aggregate, constitute at least 90% of all of the outstanding shares of Company Common Stock (and the holders of outstanding shares of Company Preferred Stock that, in the aggregate, constitute at least 85% of all of the outstanding shares of Company Preferred Stock) shall have given, or consented to, the Shareholder Approval.

(ii) No holder of outstanding shares of Company Common Stock that constitute 3% or more of all of the outstanding shares of Company Common Stock, and no holder of outstanding shares of Company Preferred Stock that constitute 3% or more of all of the outstanding shares of Company Preferred Stock, shall have failed to give the Shareholder Approval at the Special Meeting (to the extent duly held) or, in the absence of such Special Meeting, consent to the Shareholder Approval by execution of a written consent in lieu of a vote of the shareholders of the Company made in accordance with applicable Law.

(h) Payment Spreadsheet. The Company shall have delivered to Parent and Merger Sub an updated copy of the Payment Spreadsheet, which shall separately list, as of the Effective Time: (i) all record holders of Company Capital Stock and their respective addresses, (ii) the number of shares or other items of Company Capital Stock held of record by each such holder, and (iii) the estimated aggregate amount of the Total Initial Cash Consideration to be paid to the holders of Company Preferred Stock, Company Common Stock and Company Stock Options pursuant to Section 2.1.

(i) Additional Closing Deliverables. Each of the Persons listed in Section 6.6(b) of the Company Disclosure Schedule shall have duly executed and delivered to Parent their respective counterpart signature pages to (i) the letter agreements, dated as of the Closing Date, with respect to their employment with Merger Sub (on behalf of itself and, from and after the Merger, the Surviving Corporation), copies of which are attached as Exhibit H hereto (collectively, the “Post-Merger Employment Letter Agreements”), (ii) their respective non-competition agreements, dated as of the Closing Date, copies of which are attached as Exhibit I hereto (collectively, the “Post-Merger Non-Competition Agreements”), (iii) their respective stock option agreements, copies of which are attached as Exhibit J hereto (collectively, the “Post-Merger Option Agreements”), and (iv) the Parent Registration Rights Agreement dated as of the Closing Date, between Parent and the other parties thereto, copies of which are attached as Exhibit K hereto (the “Parent Registration Rights Agreement”).

(j) Contributions to Capital. Parent shall have received written evidence of Greg Peterson’s contribution to the capital of the Company of the promissory notes at the times and in the amounts specified in Section 3.15 of the Disclosure Letter.

(k) Payment in Full of Certain Indebtedness. Parent shall have received written evidence of the Company’s payment in full of all amounts outstanding under its promissory notes previously issued to its directors, officers or employees (other than those promissory notes referred to in Section 7.2(j)).

(l) Additional Certificates. An officer of the Company shall have delivered to Parent, no less than two (2) Business Days prior to the Closing Date, (i) an estimate of the Company Expenses, as of the Closing Date, and (ii) an estimate of Allocable Audit Expenses.

SECTION 7.3. Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained herein shall, taken as a whole, have been true and correct in all respects (ignoring for the purpose of this Section 7.3(a) any qualification with respect to materiality or Material Adverse Effect in such representations and warranties), in each case when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date), except as would not have a Material Adverse Effect on Parent and Merger Sub taken as a whole.

(b) Covenants. Parent shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c) Closing Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer of Parent (but without personal liability thereto), certifying as to the fulfillment of the conditions specified in Sections 7.3(a) and 7.3(b).

(d) Authorizations, Consents and Approvals. All authorizations, consents or approvals of a Governmental Entity required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been made or obtained, without any limitation, restriction or condition that has or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub, except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub.

(e) Delivery of Cash Amounts. Parent and Merger Sub shall have delivered (i) to the Exchange Agent the Total Initial Cash Consideration in accordance with Section 2.3, (ii) to the Escrow Agent the Expense Fund Deposit in accordance with Section 8.4, (iii) to the Escrow Agent the amount of the Estimated Net Tangible Equity Shortfall (if any) in accordance with Section 2.13(b), and (iv) to the Company the amounts (including the amount of the Allocable Audit Fees) to be paid by Parent to the Company and the other Persons designated by the Company in accordance with Section 2.3.

(f) Additional Closing Deliverables.

(i) Parent or Merger Sub (on behalf of itself and, from and after the Merger, the Surviving Corporation), as the case may be, shall have duly executed and delivered to each Person listed in Section 6.6(b) of the Company Disclosure Schedule the counterpart signature page of Parent or Merger Sub, as the case may be, to (i) such Person’s Post-Merger Employment Letter Agreement, (ii) such Person’s Post-Merger Non-Competition Agreement, and (iii) such Person’s Post-Merger Option Agreement.

(ii) Parent shall have duly executed and delivered to the Shareholder Agent its counterpart signature page to the Parent Registration Rights Agreement.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS, WARRANTIES,

COVENANTS AND AGREEMENTS; ESCROW PROVISIONS.

SECTION 8.1. Survival of Representations, Warranties, etc.

(a) The representations and warranties and covenants and agreements of the parties hereto contained in this Agreement or in any writing delivered pursuant to this Agreement at the Closing shall survive the Closing and the consummation of the transactions contemplated hereby (and any examination or investigation by or on behalf of any party hereto) until the end of the eighteenth full calendar month following the date of the Closing (the last day of such month, the “Survival Date”). Any claim with respect to any inaccuracy or breach of any representation or warranty for which the party asserting such claim shall have given proper notice in accordance with the terms of this Agreement on or prior to the expiration of the Survival Date shall survive until such claim is resolved pursuant to the terms of this Agreement.

(b) Each party hereto shall be entitled to rely upon, and shall be deemed to have relied upon, all representations, warranties and covenants of each other party set forth in this Agreement which have been or are made in favor of such party, notwithstanding (i) the making of this Agreement, (ii) any investigation or examination conducted with respect to, or any knowledge acquired (or capable of being acquired) about the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant, agreement, undertaking or obligation made by or on behalf of the parties hereto, (iii) the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, agreement, undertaking or obligation, or (iv) the occurrence of the Closing hereunder.

SECTION 8.2. Indemnification.

(a) Subject to the provisions of Section 8.1, this Section 8.2 and Article X, from and after the Closing, Parent, the Surviving Corporation and their respective Subsidiaries, and their respective officers, directors, shareholders, agents, employees, subsidiaries, parents, assigns, successors and predecessors (collectively, the “Acquiror Indemnified Parties”, and each, individually, an “Acquiror Indemnified Party”) shall be entitled to indemnification, on a dollar-for-dollar basis, solely out of the then-remaining balance of the Expense Escrow Fund, from and against any and all demands, losses, damages, penalties, claims, liabilities, obligations, actions, causes of action, and reasonable out-of-pocket expenses (including reasonable out-of-pocket costs of investigating, preparing or defending any such claim or action and reasonable legal fees and expenses) (collectively, “Indemnifiable Losses”) incurred or suffered by any Acquiror Indemnified Party arising by reason of, related to or resulting from, (i) any breach of representation or warranty of the Company set forth in Article III of this Agreement, (ii) any inaccuracy of any certification made in any certificate delivered pursuant to Section 7.2(c), and (iii) any liability to the extent arising out of the ownership or operation of the Company prior to the Closing, including, but not limited to, those related to legal actions, claims, suits, proceedings or investigations, but excluding any liability reflected on the Pre-Closing Balance Sheet or the Final Pre-Closing Balance Sheet, as finally determined pursuant to Section 2.13.

(b) Subject to the provisions of Section 8.1, this Section 8.2 and Article X, from and after the Closing, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless the former holders of Company Capital Stock entitled to receive the Merger Consideration in connection with the Merger and their respective officers, directors, shareholders, employees, agents, subsidiaries, parents and assigns from and against any and all Indemnifiable Losses incurred or suffered by such party arising by reason of, related to or resulting from, (i) any breach of any representation or warranty by Parent or Merger Sub set forth in Article IV of this Agreement, and (ii) any inaccuracy of any certification made in any certificate delivered pursuant to Section 7.3(c).

(c) Limitations.

(i) For purposes of any indemnification under this Section 8.2, (i) in no event shall “Indemnifiable Losses” include any punitive, indirect, special, incidental or consequential damages claimed by a party pursuant to Section 8.2(a) or (b) to result from the breach by another party of its representations, warranties, covenants, agreements or other obligations hereunder (provided, that Indemnified Losses shall include any diminution in value of securities resulting from any such breach) and (ii) Indemnifiable Losses shall be determined without regard to any materiality or Material Adverse Effect qualification set forth herein.

(ii) No party shall be entitled to indemnification pursuant to Section 8.2(a) (other than (x) with respect to the representations in Sections 3.1, 3.2, 3.3, 3.9(a), 3.23, 4.1, 4.2, 4.3 and 4.7 or (y) in connection with the commission of fraud) or Section 8.2(b) (other than in connection with the commission of fraud) until the aggregate dollar amount of all Indemnifiable Losses indemnifiable thereunder exceeds $50,000 whereupon such party shall be entitled to indemnification thereunder for all such Indemnifiable Losses (including such initial $50,000 of Indemnifiable Losses) without regard to such threshold. To the extent any Acquiror Indemnified Party is entitled to indemnification pursuant to Section 8.2(a), such Acquiror Indemnified Party shall be entitled to obtain such indemnification only out of the then remaining balance of the Escrow Fund.

(iii) Any indemnification payments made from the Expense Escrow Fund under this Section 8.2 and, without duplication to any other provision of this Agreement, any other payments from the Escrow Fund to any Acquiror Indemnified Party shall be treated as an adjustment to the merger consideration paid to the holders of Company Capital Stock.

(iv) The amount of “Indemnifiable Losses” for which the Acquired Indemnified Parties shall be entitled to indemnification under this Section 8.2 shall (x) be reduced by (1) the amount of any liabilities, reserves or other accruals with respect to such Indemnifiable Losses taken into account on the Final Pre-Closing Balance Sheet, as finally determined pursuant to Section 2.13(c), and (2) the amount of any current liabilities or reserves (including any contra account that reduces the value of any current asset) or other current accruals on the Final Pre-Closing Balance Sheet, as finally determined pursuant to Section 2.13(c), with respect to such Indemnifiable Losses to the extent that such liability, reserve or other accrual reduced the amount of the Final Net Tangible Equity, and (y) shall not include any Allocable Audit Expenses or Company Expenses, to the extent excluded from the determination of Total Initial Cash Consideration.

SECTION 8.3. Shareholder Agent; Power of Attorney.

(a) Shareholder Agent. In the event that the Merger is approved by the requisite shareholders of the Company, effective upon such approval, and without further act of any such shareholder, the Requisite Consenting Holders may appoint, by written notice to the Company and Parent, an individual as the true and lawful agent and attorney-in-fact of each holder of Company Capital Stock (except such shareholders, if any, as shall have perfected their appraisal rights with respect to Dissenting Shares under California Law) under this Agreement and the Escrow Agreements (the “Shareholder Agent”), subject to such individual’s acceptance thereof and such individual’s execution and delivery to Parent and the Company of a joinder to this Agreement as the “Shareholder Agent” hereunder, (i) to give and receive notices, requests, claims, instructions, demands, objections, or other communications or documents with respect to any claims or other matters under this Agreement or the Escrow Agreements, (ii) to demand the delivery of any portion of the Merger Consideration under this Agreement (including any amounts in the Holdback Escrow Account, any Deferred Cash Consideration, or any Contingent Shares or Earnout Shares issuable under this Agreement), (iii) to authorize, for purposes of this Agreement and the Escrow Agreements, the distribution of any amounts from the Holdback Escrow Fund or the Expense Escrow Fund, (iv) to negotiate, or enter into settlements and compromises of, or to demand litigation or arbitration of, any claims or other disputes involving Parent or Merger Sub arising under this Agreement or the Escrow Agreements (excluding any claims with respect to the Contingent Shares and/or Deferred Cash Consideration that do not fall within clause (v) of this Section 8.3(a)), (v) to comply with any orders and awards of courts and arbitrators with respect to such claims or disputes, and (vi) to take all actions necessary or appropriate in the judgment of the Shareholder Agent for the accomplishment of the foregoing. Such agency may be changed by the holders of Company Capital Stock from time to time upon not less than thirty (30) days prior written notice to Parent; provided, however, that (i) neither the Shareholder Agent may be removed, nor a new Person appointed as successor Shareholder Agent in connection with such removal, without the consent of the holders of Company Capital Stock who would be entitled to at least two-thirds of the then-remaining balance in the Expense Escrow Fund upon the distribution of such balance in accordance with the provisions of Article II and (ii) in the event a vacancy in the position of the Shareholder Agent as a result of the resignation or death of the Person who formerly held such position, such vacancy may be filled by the consent of the holders of Company Capital Stock who would be entitled to at least a majority of the then-remaining balance in the Expense Escrow Fund upon the distribution of such balance in accordance with the provisions of Article II.

(b) No Bonds. No bond shall be required of the Shareholder Agent, and the Shareholder Agent shall not receive compensation for his services, in either case from the Company, the Surviving Corporation or Parent. Notices or communications to or from the Shareholder Agent shall constitute notice to or from each of the shareholders of the Company.

(c) Actions of the Shareholder Agent. A decision, act, consent or instruction of the Shareholder Agent shall constitute a decision for all of the holders of Company Capital Stock (whether determined as of before or after the Closing), and the Escrow Agent, Parent, and the Surviving Corporation may rely upon any such decision, act, consent or instruction of the Shareholder Agent as being the decision, act, consent or instruction of every such Person. The Escrow Agent, Parent and the Surviving Corporation are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholder Agent.

SECTION 8.4. Expense Escrow Fund.

(a) Expense Escrow Fund. At or before the Effective Time, Parent will deposit $2,000,000 in immediately available funds (the “Expense Fund Deposit”), without any act of any holder of Company Capital Stock, in a separate, segregated escrow account (the “Expense Escrow Account”) established by the Escrow Agent pursuant to an Escrow Agreement dated as of the Closing Date (or prior thereto), among Parent, Merger Sub, the Shareholder Agent, and the Escrow Agent, substantially in the form attached hereto as Exhibit L (the “Expense Fund Escrow Agreement”). For purposes of this Agreement, the term “Expense Escrow Fund” shall have the meaning ascribed to such term in the Expense Fund Escrow Agreement.

(b) Recourse to the Expense Escrow Fund.

(i) From and after the Effective Time, upon the determination of any Indemnifiable Loss payable to any Acquiror Indemnified Party from time to time pursuant to Section 8.2, Parent shall be entitled to receive, on behalf of such Acquiror Indemnified Party, the amount of such Indemnifiable Loss, on a dollar-for-dollar basis, from the Expense Escrow Fund (to the extent of the then-remaining balance thereof) upon Parent’s submission to the Escrow Agent of a certificate signed by any officer of Parent, stating that Parent is entitled to a distribution from the Expense Escrow Fund pursuant to this Section 8.4(b)(i) and the amount of such Indemnifiable Loss and specifying, in reasonable detail, such Indemnifiable Loss, subject to the further provisions of the Expense Fund Escrow Agreement; provided, that, the Expense Escrow Fund shall no longer be available for reimbursement of such Indemnifiable Losses pursuant to this Section 8.4(b)(i) from and after 5:00 p.m., Pacific Time, on the Survival Date.

(ii) From and after the Effective Time, upon the incurrence by the Surviving Corporation from time to time of reasonable fees and expenses (including the reasonable fees and expenses of outside counsel to the Surviving Corporation) in respect of the Surviving Corporation’s prosecution, defense and/or settlement of the Litigation Matters (“Litigation Expense”), the Surviving Corporation shall be entitled to receive the amount of such Litigation Expenses, on a dollar-for-dollar basis, from the Expense Escrow Fund (to the extent of the then-remaining balance thereof) upon the Surviving Corporation’s submission to the Escrow Agent of a certificate signed by any officer of the Surviving Corporation, stating that the Surviving Corporation is entitled to a distribution from the Expense Escrow Fund pursuant to this Section 8.4(b)(ii) and the amount of such Litigation Expense and including reasonable supporting documentation for such Litigation Expense, subject to the further provisions of the Expense Fund Escrow Agreement; provided, that, the Expense Escrow Fund shall no longer be available for the reimbursement of such Litigation Expenses pursuant to this Section 8.4(b)(ii) from and after 5:00 p.m., Pacific Time, on the second anniversary of the Closing Date (the “Expiration Time”).

(iii) From and after the Effective Time, the Expense Escrow Fund shall be available for withdrawals therefrom made in accordance with Sections 2.13 and 6.17.

(c) Distribution of the Expense Escrow Fund. Subject to the final disposition of any claims for reimbursement submitted to the Escrow Agent in a timely manner in accordance with Section 8.4(b)(i) or 8.4(b)(ii), any remaining balance in the Expense Escrow Fund at the Expiration Time shall be promptly delivered to the Exchange Agent for distribution by the Exchange Agent to the former holders of Company Common Stock and Company Stock Options in accordance with Sections 2.1(d) and 2.1(e).

ARTICLE IX

TERMINATION; AMENDMENT; WAIVER.

SECTION 9.1. Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the Company Requisite Vote referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

SECTION 9.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if:

(a) the Merger shall not have been consummated by February 28, 2006, whether such date is before or after the date of approval of the Merger by the Company Requisite Vote (the “Termination Date”); provided, however, that if any condition of Closing set forth in Section 7.1 that remains reasonably capable of satisfaction has not been fulfilled or waived prior to March 15, 2006, the Termination Date shall be automatically extended to such date; provided, further, that if any such condition has not been fulfilled or waived prior to the Termination Date, as so extended, the Company and Parent shall negotiate in good faith an additional extension of the Termination Date, taking into consideration all relevant factors;

(b) any Law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by the Company Requisite Vote);

provided, however, that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

SECTION 9.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the Company Requisite Vote referred to in Section 7.1(a), by action of the Company Board:

(a) if there is a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 7.3(a) or 7.3(b) to be incapable of being satisfied as of the Termination Date; or

(b) pursuant to Section 6.2.

SECTION 9.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) there is a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 7.2(a) or 7.2(b) to be incapable of being satisfied as of the Termination Date; or

(b) if the parties to the Voting Agreement shall have breached any of their obligations under the Voting Agreement, such breaches cannot be cured and would cause the condition in Section 7.1(a) to be incapable of being satisfied as of the Termination Date; or

(c) whether or not permitted to do so, the Company Board or the Company (i) has failed to include in the Shareholder Notice the Company Board Recommendation; (ii) shall withdraw, modify or change the Company Board Recommendation in any manner adverse to Parent; (iii) approves or recommends any Competing Transaction; (iv) a Competing Transaction shall have been commenced and the Company shall not have sent to holders of Company Capital Stock, 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer; (v) shall have refused to affirm the Company Board Recommendation within seven Business Days of any written request from Parent; or (vi) the Company breaches any of its obligations under Section 6.2 that results in an individual or entity proposing a Competing Transaction;

SECTION 9.5. Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement (other than this Section 9.5, Section 5.2(b), Section 6.8 and Section 6.11, and Article X) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors, or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

(b) Notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 9.3(b) or Section 9.4, the Company shall promptly pay Parent a termination fee in the amount of $2,500,000 (which amount is intended to cover all or any portion of Parent’s and its Affiliates Expenses incurred in connection with this Agreement), as directed by Parent.

(c) Notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 9.3(a), Parent shall promptly pay the Company a termination fee in the amount of $2,500,000 (which amount is intended to cover all or any portion of the Company’s and its Affiliates Expenses incurred in connection with this Agreement), as directed by the Company.

(d) Notwithstanding the foregoing, if (i) during the term of this Agreement, Parent, directly or indirectly, unreasonably delayed the consummation of the transactions contemplated by this Agreement, (ii) this Agreement is terminated pursuant to Section 9.3(a), and (iii) prior to the 30-day anniversary of the date of termination of this Agreement, Parent or any of its Affiliates (including, but not limited to L-1 Investment Partners LLC and its Affiliates) enters into a binding definitive agreement pursuant to which it shall purchase or otherwise acquire control of, or at least a majority of the beneficial interest (whether in the form of convertible securities or otherwise) in the outstanding capital stock or assets of Iridian, Parent shall promptly pay the Company a fee of $2,500,000, as directed by the Company.

SECTION 9.6. Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the Company Requisite Vote but, after any such approval, no amendment shall be made, without the approval of the Requisite Consenting Holders, which reduces the amount or changes the form of the Merger Consideration. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto. Notwithstanding anything to the contrary contained in this Agreement, no consent or approval of any party hereto (or any holder of Company Capital Stock) shall be required for the joinder of the Shareholder Agent as a party to this Agreement (and as the “Shareholder Agent” hereunder) upon (i) the appointment of the Shareholder Agent as such in accordance with Section 8.3(a) and (ii) the execution and delivery by the Shareholder Agent to Parent and the Company of a joinder to this Agreement as the “Shareholder Agent” hereunder.

SECTION 9.7. Extension; Waiver. At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Merger Sub shall together be deemed one party and the Company shall be deemed the other party) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE X

MISCELLANEOUS.

SECTION 10.1. Disclosure. Certain information set forth in the Company Disclosure Schedule and the Parent Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made by the Company or Parent and Merger Sub, respectively, in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability or, or concession as to any defense available to the Company or Parent or Merger Sub, respectively.

SECTION 10.2. Entire Agreement; Assignment.

(a) This Agreement constitutes the entire agreement between the parties hereto in respect of the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties in respect of the subject matter hereof, other than the Confidentiality Agreement (which shall remain in effect).

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including by merger or consolidation) or otherwise. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

SECTION 10.3. Notices. All notices, requests, claims, instructions, demand, objections, or other communications or documents to be given or made under this Agreement shall be in writing and shall be deemed given or made, (i) five (5) Business Days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile; provided, however, that the facsimile is promptly confirmed by telephone confirmation thereof, (iii) when delivered, if delivered personally to the intended recipient, and (iv) one (1) Business Day following sending by overnight delivery via a nationally recognized courier service, and in each case, addressed to a party at the following address for such party:

if to Merger Sub, Parent or,

after the Closing, the

Surviving Corporation, to:

Viisage Technology, Inc.

296 Concord Road

Billerica, Massachusetts 01821

Attention: President

Facsimile:

with copies to:

Viisage Technology, Inc.

296 Concord Road

Billerica, Massachusetts 01821

Attention: General Counsel

Facsimile: (978) 932-2218

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention: Kirby Chin

Facsimile: (212) 593-5955

If, before the Closing, to

the Company, to:

SecuriMetrics, Inc., Inc.

757 Arnold Drive, Suite D

Martinez, CA 94553

Attention: President

Facsimile: (925) 228-6568

with a copy to:

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, California 94105

Attention: Richard Smith

Facsimile: (415) 773-5759

or to such other address or facsimile number as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

SECTION 10.4. Governing Law and Arbitration.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of California, without giving effect to the choice of law principles thereof.

(b) Except for disputes subject to the Section 2.13 Procedure and the Section 2.14 Procedure, any dispute between Parent, Merger Sub and/or the Surviving Corporation, on one hand, and the former holders of Company Capital Stock and/or the Company (as represented by the Shareholder Agent), on the other, arising out of or relating to this Agreement shall be settled by binding arbitration in the County of New York in the State of New York in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association (the “AAA Rules”). Arbitration will be conducted by one arbitrator, mutually selected by Parent and the Shareholder Agent, provided that (i) if Parent and the Shareholder Agent fail to mutually select an arbitrator within 30 days of delivery of written notice of any such dispute, then arbitration will be conducted by three arbitrators: one selected by Parent, one selected by the Shareholder Agent, and the third selected by the first two arbitrators; and (ii) if Parent or the Shareholder Agent fails to select an arbitrator within 10 days following the expiration of such 30-day period, then the Shareholder Agent and the Parent, respectively, shall be entitled to select the arbitrator that the other party would have been entitled to select pursuant to the foregoing sentence. The parties acknowledge and agree that the foregoing shall not limit the right of any party to seek from a court of competent jurisdiction any equitable relief to such party may be entitled, including specific performance or injunctive or other relief. Each of the one or more arbitrators appointed to settle such dispute (collectively, the “Arbitrator”) shall disqualify himself (in which case his replacement shall be appointed in accordance with the foregoing provisions) if he is unable to handle the process promptly so as to render a resolution within a reasonable time, in no event to exceed 30-calendar days after final testimony and briefs and in all events not to exceed 95-calendar days from the date of the appointment of the mutually-selected arbitrator, or the last of the three arbitrators, as the case may be, comprising the Arbitrator, or such other period as the parties to such dispute may agree. The parties to the arbitration each shall be entitled to discovery by way of oral deposition, inspection and copying all relevant documents within the care, custody or control of a party or a witness, and when authorized by the Arbitrator, by way of interrogatories (in each case subject to the entry into a confidentiality agreement reasonably satisfactory to such party or witness, as the case may be). All discovery shall be completed within 45 days after the appointment of the Arbitrator. The time period for discovery may be extended by the Arbitrator for good cause, provided the time limitations of the sixth sentence of this Section shall not thereby be or likely be violated. The final decision of the Arbitrator shall be furnished to Parent, the Shareholder Agent, the Surviving Corporation, the former holders of Company Capital Stock, and the Escrow Agent in writing and shall constitute a conclusive determination of the issue(s) in question, binding upon Parent, the Shareholder Agent, the Surviving Corporation, the former holders of Company Capital Stock, and the Escrow Agent and shall not be contested by any of them. The non-prevailing party in any arbitration shall pay the reasonable expenses (including attorneys’ fees) of the prevailing party, any additional reasonable fees and expenses (including reasonable attorneys’ fees) of the Escrow Agent, and the fees and expenses associated with the arbitration (including the Arbitrator’s fees and expenses). For purposes of this Section 10.4, the non-prevailing party shall be determined solely by the Arbitrator.

SECTION 10.5. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 10.6. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Section 6.4 or Section 8.2, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 10.7. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 10.8. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the Northern District of the State of California or in any California state court located in the county of San Francisco, this being in addition to any other remedy to which they are entitled at Law or in equity.

SECTION 10.9. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 10.10. Interpretation.

(a) The words “hereof,” “herein,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, and Section references are to the articles, sections, paragraphs, exhibits, and Sections of this Agreement unless otherwise specified. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument, or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February 5, 2006.

(c) “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(d) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

SECTION 10.11. Definitions. As used herein,

(a) “Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

(b) “beneficial ownership” or “beneficially own” has the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

(c) “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in San Francisco, California, U.S.A. are authorized or required by applicable Law to close.

(d) “California Law” means the California Corporations Code.

(e) “Company Capital Stock” means, collectively, shares of Company Common Stock, Series A-1 Company Preferred Stock, Series B Company Preferred Stock, Series C Company Preferred Stock, Company Stock Options and Company Warrants.

(f) “Company Common Stock” means the Company’s common stock, par value $0.001 per share.

(g) “Company Option Plan” means the Company’s Amended and Restated 2002 Stock Option Plan.

(h) “Company Preferred Stock” means the Company’s Series A-1 Company Preferred Stock, Series B Company Preferred Stock and Series C Company Preferred Stock.

(i) “Company Stock Option” means each outstanding option to purchase Shares under any employee stock option or compensation plan or arrangement of the Company.

(j) “Company Warrant” means each outstanding warrant to purchase Shares of the Company.

(k) “Competing Transaction” means any liquidation, recapitalization, merger, consolidation or other business combination involving the Company, or the acquisition of any capital stock of the Company (other than upon exercise of Company Stock Options or Company Warrants or the conversion of shares of Company Preferred Stock that are outstanding as of the date of this Agreement), or any tender offer or exchange offer, as defined pursuant to the Exchange Act, which, if consummated, would result in said acquisition of capital stock, or a material amount of the assets of the Company, in a single transaction or a series of related transactions, or any acquisition by the Company of any material assets or capital stock of any other person, or any combination of the foregoing.

(l) “Environmental Claims” refers to any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, notice of violation, judicial or administrative proceeding, judgment, letter or other communication from any governmental agency, department, bureau, office or other authority, or any third party involving violations of Environmental Laws or Releases of Hazardous Materials from (i) any assets, properties or business of the Company; (ii) from adjoining properties or businesses; or (iii) from or onto any facilities which received Hazardous Materials generated by the Company.

(m) “Environmental Laws” includes the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act (“RCRA), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act (“CAA”), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act (“CWA”), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act (“OSHA”), 29 U.S.C. 655 et seq.; and any other federal, state, local or municipal laws, statutes, regulations, rules or ordinances imposing liability or establishing standards of conduct for protection of the environment.

(n) “Escrow Agreements” means the Holdback Escrow Agreement and the Expense Escrow Agreement.

(o) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(p) “Hazardous Materials” shall include, without regard to amount and/or concentration (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any materials regulated by Environmental Laws.

(q) “Iridian” means Iridian Technologies, Inc.

(r) “to the knowledge” of a specific party hereto, or similar language with respect to such party, such knowledge shall refer (i) in the case of Parent or Merger Sub, to the actual knowledge, after reasonable inquiry under the circumstances, of the directors and executive officers of such Person and (ii) in the case of the Company, to the actual knowledge, after reasonable inquiry under the circumstances, of Greg Peterson, Richard Agostinelli, Bruce Hanson, and Orlando Martinez.

(s) “Lien” means, in respect of any asset (including any security) any mortgage, lien, pledge, charge, security interest, or encumbrance of any kind in respect of such asset.

(t) “Material Adverse Effect” means in respect of any entity, any change, circumstance or effect that, individually or in the aggregate with all other changes, circumstances and effects, is or would reasonably be likely (i) to be materially adverse to the assets, properties, condition (financial or otherwise), results of operations or prospects of such entity and its subsidiaries taken as a whole, (ii) to prevent or materially delay the ability of such party to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, or (iii) in the event that such entity is the Company, deprive Parent, following the consummation of the transactions contemplated by this Agreement, of the practical realization of the principal benefits intended by such transaction, so long as such deprivation is not the result of any agreement to which the Parent or any of its Affiliates (including, but not limited to L-1 Investment Partners LLC and its Affiliates) (other than the Surviving Corporation as a result of the consummation of the transactions contemplated by this Agreement) is or becomes a party, including, but not limited to, any such agreement involving or relating to Iridian or the Litigation Matters; provided, however, that in respect of the Company, none of the following shall be deemed by itself or themselves, either alone or in combination, to constitute a Material Adverse Effect: (a) a failure by the Company to meet earnings or revenue projections; (b) conditions affecting the security and identity industries generally, except to the extent (i) that the Company has been disproportionately affected thereby and (ii) for avoidance of doubt, excluding conditions affecting the iris recognition industry; (c) conditions affecting the U.S. economy generally, except to the extent that the Company has been disproportionately affected thereby; (d) changes in economic, regulatory or political conditions generally, except to the extent that the Company has been disproportionately affected thereby; or (e) changes or disruptions arising from the execution of this Agreement and the proposed consummation of the transactions contemplated by this Agreement, including without limitation, any litigation or governmental investigations in respect thereof and the impact of this Agreement on relationships with customers, prospective customers, suppliers, distributors, employees, revenues, sales or orders arising out of or resulting from actions contemplated by the parties hereto in connection with, or which are attributable to, this Agreement and the transactions contemplated hereby. Without limitation of the definition of “Material Adverse Effect”, a Material Adverse Effect on the Company shall be deemed to have occurred if trial court judgments on those claims in the Litigation Matters directly related to pricing and intellectual property rights are issued in which the Company is not granted rights that are no less favorable than those set forth on Schedule 2.15(iii).

(u) “Option Acceleration and Release Letter” means a letter, in the form attached hereto as Exhibit D, to be executed and delivered by each holder of a Company Stock Option, which will, among other things, indicate that payment pursuant to Article II of this Agreement will represent the complete and final payment with respect to the holder’s Company Stock Options.

(v) “Permitted Lien” means a statutory Lien not yet delinquent; a purchase money Lien arising in the ordinary course of business; a Lien reflected in the financial statements of the applicable party; a Lien which does not materially detract from the value or impair the use of the asset or property in question; or a Lien for Taxes not yet due or which are being contested in good faith and for which adequate reserves have been established.

(w) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(x) “Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the environment.

(y) “Requisite Consenting Holders” means (x) for purposes of Section 8.3, (i) before the Effective Time, the holders of the outstanding shares of Company Common Stock and Company Preferred Stock that constitute the Company Requisite Vote and (ii) from and after the Effective Time, the former holders of Company Common Stock and Company Stock Options who would be entitled to at least a majority of the Contingent Shares and the Deferred Cash Consideration upon distribution of such amounts in accordance with the provisions of Article II, and (y) for purposes of Section 9.6, (i) before the Effective Time, the holders of the outstanding shares of Company Common Stock and Company Preferred Stock that constitute the Company Requisite Vote and (ii) from and after the Effective Time, the former holders of Company Preferred Stock and Company Common Stock that constituted the Company Requisite Vote.

(z) “Series A-1 Company Preferred Stock” means the Company’s Series A-1 Company Preferred Stock, par value $0.001 per share.

(aa) “Series B Company Preferred Stock” means the Company’s Series B Company Preferred Stock, par value $0.001 per share.

(bb) “Series C Company Preferred Stock” means the Company’s Series C Company Preferred Stock, par value $0.001 per share.

(cc) “Shares” means each issued and outstanding share of the Company Common Stock, the Series A-1 Company Preferred Stock, the Series B Company Preferred Stock and the Series C Company Preferred Stock.

(dd) “Subsidiary” means, in respect of any party, any corporation, partnership or other entity or organization, whether incorporated or unincorporated, of which (i) such other party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions in respect of such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(ee) “Tax” or “Taxes” means all taxes, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, and estimated taxes, customs duties, fees and assessments, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any transferee liability in respect of taxes, any liability in respect of taxes imposed by contract, tax sharing agreement, tax indemnity agreement or any similar agreement.

(ff) “Tax Returns” means any report, return, document, declaration, or any other information or filing required to be supplied to any taxing authority or jurisdiction (domestic or foreign) in respect of Taxes.

(gg) “Warrant Notice Letter” means a letter, in the form attached hereto as Exhibit E, notifying each holder of Company Warrants that such holder’s Company Warrants will terminate at the Effective Time to the extent then unexercised.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

SECURIMETRICS, INC.

By: /s/ Greg Peterson

Name: Greg Peterson

Title: Chief Executive Officer

VIISAGE TECHNOLOGY, INC.

By: /s/ Bernard C. Bailey

Name: Bernard C. Bailey

Title: President and Chief Executive Officer

VS ABLE ACQUISITION CORP.

By:

Name: Bernard C. Bailey

Title: President